Q2 2017

# SECOND QUARTER REPORT

EXCELLENCE. TRUST. RESPECT. RESPONSIBILITY.

INTERNATIONALLY DIVERSIFIED | SUSTAINABLE GROWTH AND INCOME


VERMILION
ENERGY



## DISCLAIMER

Certain statements included or incorporated by reference in this document may constitute forward looking statements or financial outlooks under applicable securities legislation. Such forward looking statements or information typically contain statements with words such as "anticipate", "believe", "expect", "plan", "intend", "estimate", "propose", or similar words suggesting future outcomes or statements regarding an outlook. Forward looking statements or information in this document may include, but are not limited to: capital expenditures; business strategies and objectives; operational and financial performance; estimated reserve quantities and the discounted net present value of future net revenue from such reserves; petroleum and natural gas sales; future production levels (including the timing thereof) and rates of average annual production growth; exploration and development plans; acquisition and disposition plans and the timing thereof; operating and other expenses, including the payment and amount of future dividends; royalty and income tax rates; and the timing of regulatory proceedings and approvals.

Such forward looking statements or information are based on a number of assumptions, all or any of which may prove to be incorrect. In addition to any other assumptions identified in this document, assumptions have been made regarding, among other things: the ability of Vermilion to obtain equipment, services and supplies in a timely manner to carry out its activities in Canada and internationally; the ability of Vermilion to market crude oil, natural gas liquids, and natural gas successfully to current and new customers; the timing and costs of pipeline and storage facility construction and expansion and the ability to secure adequate product transportation; the timely receipt of required regulatory approvals; the ability of Vermilion to obtain financing on acceptable terms; foreign currency exchange rates and interest rates; future crude oil, natural gas liquids, and natural gas prices; and management's expectations relating to the timing and results of exploration and development activities.

Although Vermilion believes that the expectations reflected in such forward looking statements or information are reasonable, undue reliance should not be placed on forward looking statements because Vermilion can give no assurance that such expectations will prove to be correct. Financial outlooks are provided for the purpose of understanding Vermilion's financial position and business objectives, and the information may not be appropriate for other purposes. Forward looking statements or information are based on current expectations, estimates, and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Vermilion and described in the forward looking statements or information. These risks and uncertainties include, but are not limited to: the ability of management to execute its business plan; the risks of the oil and gas industry, both domestically and internationally, such as operational risks in exploring for, developing and producing crude oil, natural gas liquids, and natural gas; risks and uncertainties involving geology of crude oil, natural gas liquids, and natural gas deposits; risks inherent in Vermilion's marketing operations, including credit risk; the uncertainty of reserves estimates and reserves life and estimates of resources and associated expenditures; the uncertainty of estimates and projections relating to production and associated expenditures; potential delays or changes in plans with respect to exploration or development projects; Vermilion's ability to enter into or renew leases on acceptable terms; fluctuations in crude oil, natural gas liquids, and natural gas prices, foreign currency exchange rates and interest rates; health, safety, and environmental risks; uncertainties as to the availability and cost of financing; the ability of Vermilion to add production and reserves through exploration and development activities; the possibility that government policies or laws may change or governmental approvals may be delayed or withheld; uncertainty in amounts and timing of royalty payments; risks associated with existing and potential future law suits and regulatory actions against Vermilion; and other risks and uncertainties described elsewhere in this document or in Vermilion's other filings with Canadian securities regulatory authorities.

The forward looking statements or information contained in this document are made as of the date hereof and Vermilion undertakes no obligation to update publicly or revise any forward looking statements or information, whether as a result of new information, future events, or otherwise, unless required by applicable securities laws.

Natural gas volumes have been converted on the basis of six thousand cubic feet of natural gas to one barrel of oil equivalent. Barrels of oil equivalent (boe) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Financial data contained within this document are reported in Canadian dollars, unless otherwise stated.

## ABBREVIATIONS

| | |
|---|---|
| $M | thousand dollars |
| $MM | million dollars |
| AECO | the daily average benchmark price for natural gas at the AECO 'C' hub in Alberta |
| bbl(s) | barrel(s) |
| bbls/d | barrels per day |
| boe | barrel of oil equivalent, including: crude oil, condensate, natural gas liquids, and natural gas (converted on the basis of one boe for six mcf of natural gas) |
| boe/d | barrel of oil equivalent per day |
| GJ | gigajoules |
| HH | Henry Hub, a reference price paid for natural gas in US dollars at Erath, Louisiana |
| mbbls | thousand barrels |
| mcf | thousand cubic feet |
| mmbtu | million British thermal units |
| mmcf/d | million cubic feet per day |
| MWh | megawatt hour |
| NBP | the reference price paid for natural gas in the United Kingdom at the National Balancing Point Virtual Trading Point. |
| NGLs | natural gas liquids, which includes butane, propane, and ethane |
| PRRT | Petroleum Resource Rent Tax, a profit based tax levied on petroleum projects in Australia |
| TTF | the price for natural gas in the Netherlands at the Title Transfer Facility Virtual Trading Point |
| WTI | West Texas Intermediate, the reference price paid for crude oil of standard grade in US dollars at Cushing, Oklahoma |

**HIGHLIGHTS**

- Average production increased by 4% in Q2 2017 to 67,240 boe/d as compared to 64,537 boe/d in the prior quarter. The increase was primarily attributable to higher volumes in Canada, France and the US.

- Fund flows from operations ("FFO") for Q2 2017 was $147.1 million ($1.22/basic share(1)), an increase of 3% as compared to $143.4 million ($1.21/basic share) in Q1 2017. Higher FFO was primarily due to higher sales volumes, which more than offset the impact of lower commodity prices. Year-over-year, FFO increased by 16% as compared to Q2 2016 as a result of higher commodity prices and production growth.

- We placed an additional 13 (11.5 net) wells on production in Canada during the second quarter, resulting in quarterly production growth of 14% for the Canadian business unit. Our drilling programs in the Mannville, Cardium and Midale projects continue to deliver predictable growth and improving cost efficiencies.

- In the United States, the three (3.0 net) Turner Sand wells drilled in the first quarter were put on production during the second quarter. After a period of intermittent production testing, the three wells are now producing at a combined rate of 760 boe/d, with two of the wells performing above our type curve.

- In France, we drilled and completed our first four (4.0 net) wells in the Neocomian fields, with all four wells on production during the second quarter. The combined IP30 oil rate from the four Neocomian wells was 600 bbls/d, which exceeded our expectations. We believe the 100% success rate and better-than-expected production results on this inaugural drilling program validate the long-term development potential of the Neocomian fields.

- We received the required permits to execute our two-well (1.0 net) exploration drilling program and 220 square kilometre 3D seismic survey in the Netherlands. The new wells will be drilled during the third quarter. Subsequent to the quarter, we received ministry authorization to increase production on a key well, pending a public comment period on the ministry's authorization. With the receipt of these permits, we expect to resume production growth from our Netherlands business unit in the second half of this year and through 2018, while we continue to pursue additional permits to support our long-term growth plans.

- In Ireland, Corrib continues to outperform our expectations with production averaging 63.8 mmcf/d (10,634 boe/d) in Q2 2017 and 64.3 mmcf/d (10,718 boe/d) through the first half of 2017, representing approximately 98% of rated plant capacity.

- On July 12, Vermilion and Canada Pension Plan Investment Board ("CPPIB") announced a strategic partnership in Corrib, whereby CPPIB will acquire Shell Exploration Company B.V.'s 45% interest in Corrib for total cash consideration of €830 million, subject to customary closing adjustments and future contingent value payments based on performance and realized pricing. The acquisition has an effective date of January 1, 2017 and is anticipated to close in the first half of 2018. At closing, Vermilion expects to assume operatorship of Corrib, and CPPIB plans to transfer the operating entity and a 1.5% working interest to Vermilion for €19.4 million, before closing adjustments.

- We have elected to accelerate additional Canadian drilling and completion activity in the fourth quarter of 2017 that was originally planned for 2018. This will allow us to lock-in current services costs and avoid the pre-breakup service constraints we experienced in Q1 2017. Consequently, we are increasing our 2017 capital budget to $315 million, from $295 million previously, to reflect this acceleration. The incremental activity will include additional Cardium and Mannville drilling, completion and well tie-in activities, and some pre-drill expenditures for our 2018 program. Because the increased capital investment will occur late in 2017, our production guidance for 2017 is unaffected at 69,000 boe/d to 70,000 boe/d. However, we expect that the additional capital investment in 2017 will positively impact 2018, either by reducing capital investment or increasing production rates as compared to our previously-announced targets.

- Effective with the July 2017 dividend payment, we have fully discontinued the Premium Dividend™ Component of our Premium Dividend™ and Dividend Reinvestment Plan.

- Vermilion's MSCI ESG (Environment, Social and Governance) rating increased from BBB to A for 2017, and our Governance Metrics score ranked in the 90th percentile globally. This follows our 13th-place ranking in the 2017 Corporate Knights Future 40 Responsible Corporate Leaders in Canada List. These recognitions reflect Vermilion's continued focus on combining financial results with exemplary environmental, social and governance performance.

(1) Non-GAAP Financial Measure. Please see the "Non-GAAP Financial Measures" section of Management's Discussion and Analysis.
™ Denotes trademark of Canaccord Genuity Capital Corporation

## HIGHLIGHTS

| ($M except as indicated) | Three Months Ended | | | Six Months Ended | |
|---|---|---|---|---|---|
| Financial | Jun 30, 2017 | Mar 31, 2017 | Jun 30, 2016 | Jun 30, 2017 | Jun 30, 2016 |
| Petroleum and natural gas sales | **271,391** | 261,601 | 212,855 | **532,992** | 390,240 |
| Fund flows from operations | **147,123** | 143,434 | 126,568 | **290,557** | 220,235 |
| Fund flows from operations ($/basic share) (1) | **1.22** | 1.21 | 1.10 | **2.43** | 1.93 |
| Fund flows from operations ($/diluted share) (1) | **1.20** | 1.19 | 1.09 | **2.39** | 1.91 |
| Net earnings (loss) | **48,264** | 44,540 | (55,696) | **92,804** | (141,544) |
| Net earnings (loss) ($/basic share) | **0.40** | 0.38 | (0.48) | **0.78** | (1.24) |
| Capital expenditures | **58,875** | 95,889 | 71,714 | **154,764** | 134,487 |
| Acquisitions | **993** | 2,620 | 8,550 | **3,613** | 9,420 |
| Asset retirement obligations settled | **2,120** | 2,249 | 2,200 | **4,369** | 4,224 |
| Cash dividends ($/share) | **0.645** | 0.645 | 0.645 | **1.290** | 1.290 |
| Dividends declared | **77,858** | 76,593 | 74,662 | **154,451** | 147,509 |
| % of fund flows from operations | **53%** | 53% | 59% | **53%** | 67% |
| Net dividends (1) | **48,617** | 41,087 | 24,146 | **89,704** | 49,003 |
| % of fund flows from operations | **33%** | 29% | 19% | **31%** | 22% |
| Payout (1) | **109,612** | 139,225 | 98,060 | **248,837** | 187,714 |
| % of fund flows from operations | **75%** | 97% | 78% | **86%** | 85% |
| Net debt | **1,314,766** | 1,377,636 | 1,398,950 | **1,314,766** | 1,398,950 |
| Ratio of net debt to annualized fund flows from operations | **2.2** | 2.4 | 2.8 | **2.3** | 3.2 |
| **Operational** | | | | | |
| Production | | | | | |
| Crude oil and condensate (bbls/d) | **28,525** | 26,832 | 28,416 | **27,683** | 28,808 |
| NGLs (bbls/d) | **3,821** | 2,694 | 2,713 | **3,260** | 2,693 |
| Natural gas (mmcf/d) | **209.36** | 210.07 | 198.93 | **209.71** | 200.02 |
| Total (boe/d) | **67,240** | 64,537 | 64,285 | **65,896** | 64,837 |
| Average realized prices | | | | | |
| Crude oil, condensate and NGLs ($/bbl) | **59.40** | 64.14 | 53.90 | **61.50** | 46.63 |
| Natural gas ($/mcf) | **4.75** | 5.62 | 3.53 | **5.18** | 3.65 |
| Production mix (% of production) | | | | | |
| % priced with reference to WTI | **20%** | 17% | 20% | **19%** | 20% |
| % priced with reference to AECO | **24%** | 22% | 22% | **23%** | 24% |
| % priced with reference to TTF and NBP | **28%** | 32% | 29% | **30%** | 28% |
| % priced with reference to Dated Brent | **28%** | 29% | 29% | **28%** | 28% |
| Netbacks ($/boe) | | | | | |
| Operating netback (1) | **28.72** | 31.62 | 27.66 | **30.08** | 24.64 |
| Fund flows from operations netback | **23.66** | 25.75 | 21.90 | **24.63** | 19.00 |
| Operating expenses | **10.14** | 9.35 | 9.02 | **9.77** | 9.30 |
| Average reference prices | | | | | |
| WTI (US $/bbl) | **48.28** | 51.92 | 45.59 | **50.10** | 39.52 |
| Edmonton Sweet index (US $/bbl) | **46.03** | 48.37 | 42.51 | **47.20** | 36.13 |
| Dated Brent (US $/bbl) | **49.83** | 53.78 | 45.57 | **51.81** | 39.73 |
| AECO ($/mmbtu) | **2.78** | 2.69 | 1.40 | **2.74** | 1.61 |
| NBP ($/mmbtu) | **6.52** | 7.96 | 5.78 | **7.26** | 5.88 |
| TTF ($/mmbtu) | **6.74** | 7.65 | 5.61 | **7.21** | 5.66 |
| Average foreign currency exchange rates | | | | | |
| CDN $/US $ | **1.34** | 1.32 | 1.29 | **1.33** | 1.33 |
| CDN $/Euro | **1.48** | 1.41 | 1.46 | **1.44** | 1.49 |
| **Share information ('000s)** | | | | | |
| Shares outstanding - basic | **120,947** | 119,046 | 116,173 | **120,947** | 116,173 |
| Shares outstanding - diluted (1) | **123,794** | 122,135 | 118,948 | **123,794** | 118,948 |
| Weighted average shares outstanding - basic | **120,514** | 118,632 | 115,366 | **119,578** | 114,046 |
| Weighted average shares outstanding - diluted (1) | **122,660** | 120,722 | 116,587 | **121,488** | 115,090 |

(1) The above table includes non-GAAP financial measures which may not be comparable to other companies. Please see the "NON-GAAP FINANCIAL MEASURES" section of Management's Discussion and Analysis.

**MESSAGE TO SHAREHOLDERS**

Oil prices were lower in the second quarter as the market remains focused on US supply growth and relatively high inventories. OPEC's decision in late May to extend its production cuts until March 2018 did little to ease concerns about the current global supply glut. These industry conditions, and the resulting oil price retracement, have led the financial markets once again to a focus on sustainability in a "lower-for-longer" environment. At Vermilion, sustainability is central to our business model as we remained focused on self-funded growth and income. Despite the recent weakness in oil prices, we continue to operate our business with a sustainability ratio(1) under 100% based on the current forward strip. Our diversified global asset portfolio provides many inherent defensive characteristics that support this business model, including both commodity and project diversification. Our commodity diversification reduces the volatility of our revenue stream, while our project diversification allows us to allocate capital to the highest return projects depending on relative commodity prices.

All of our major business units remain free cash flow(1) positive under current strip pricing, as we continue to operate our business with a prudent focus on costs and profitability. Our Canadian business unit in particular has demonstrated the most dramatic improvement across our portfolio in recent years. As a result of having to compete for capital with our highly profitable and sustainable business units in Europe and Australia, the Canadian business unit has successfully transitioned into a free cash flow business over the past two years, and is on track to deliver double digit production growth this year while generating approximately 30% free cash flow, based on current strip pricing. Our Canadian business unit delivered 14% quarter-over-quarter production growth in Q2 2017, and in recent weeks has achieved a notable milestone with production exceeding 30,000 boe/d for the first time. Our Canadian assets are concentrated in two core areas, in west-central Alberta where we have a dominant position in the Mannville condensate play and the Cardium light oil play, and in the down-dip Midale light oil play in southeast Saskatchewan. With a deep inventory of high return, liquids-focused drilling locations, we project sustained production and free cash flow growth from our Canadian business unit.

We achieved another milestone during the second quarter, celebrating our 20-year anniversary in France. France remains a profitable and economically sustainable business unit. In addition, we are proud of our record of environmental and carbon sustainability in our French business. Consistent with President Macron's previously-announced campaign platform, the newly elected French government announced its intention to not grant new exploration permits beyond those already in progress. We do not expect this new legislation, if passed, to have a material impact on Vermilion as our operations are focused on development activities such as well workovers, infill drilling and waterflood optimization. We look forward to the next twenty years of development activities in France, and to continue demonstrating that oil and gas production can be a sustainable part of the long-term energy transition.

In the Netherlands, we received the required permits to execute our drilling and seismic programs for 2017. In addition, we recently received ministry authorization to increase production on a key well, pending a public comment period on the ministry's authorization. With the receipt of these permits, we expect to resume production growth from our Netherlands business unit in the second half of this year and through 2018, while we continue to advance various permits to support our longer-term growth plans. Permitting in the Netherlands has always been a time-consuming and challenging process, but we believe the new permitting framework will ultimately improve the process for both communities and operators. We have a strong track record of profitable growth in the Netherlands, delivering seven years of consecutive growth at a 13% CAGR prior to 2017. While we were disappointed to break this string of production increases during 2017 due to the permitting delays, we remain committed to the Netherlands and are confident in the longer-term growth opportunities there.

We recently announced a strategic partnership with Canada Pension Plan Investment Board ("CPPIB") in the Corrib Natural Gas Field in Ireland, whereby CPPIB will acquire Shell Exploration Company B.V.'s ("Shell") 45% interest in the project. At closing, Vermilion expects to assume operatorship, and CPPIB plans to transfer the operating entity (SEPIL) along with the 1.5% working interest to Vermilion for €19.4 million ($28.4 million at current exchange rates) before closing adjustments, increasing our stake to 20%. We expect the acquisition to be accretive for all pertinent per share metrics including production, fund flows from operations, reserves and net asset value. We view the acquisition and assumption of operatorship of Corrib as a strategic milestone for Vermilion, and one that will add value over the long-term. Following the assumption of operatorship of Corrib, we estimate that we will operate 87% of our production base as compared to 72% currently.

We have elected to accelerate additional Canadian drilling and completion activity in the fourth quarter of 2017 that was originally planned for 2018. This will allow us to lock-in current services costs and avoid the pre-breakup service constraints we experienced in Q1 2017. Consequently, we are increasing our 2017 capital budget to $315 million, from $295 million previously, to reflect this accelerated activity. The incremental activity will include the drilling of two (2.0 net) Cardium wells, two (1.4 net) Mannville wells, additional completion and well tie-in activities, and other pre-drill expenditures for our 2018 program. Because the increased capital investment will occur late in 2017, our production guidance for 2017 is unaffected at 69,000 boe/d to 70,000 boe/d. However, we expect that the additional capital investment in 2017 will positively impact 2018, either by reducing capital investment or increasing production rates as compared to our previously-announced targets.

**Q2 2017 Review**

Vermilion's second quarter production increased by 4% to 67,240 boe/d from 64,537 boe/d in the prior quarter. The increase was primarily attributable to higher volumes in Canada, France and the US, where new production from our Q1 2017 drilling program more than offset lower volumes in the Netherlands and Australia. This increase was consistent with our expectation of sequential quarterly production growth throughout 2017 to achieve our full year production guidance of between 69,000 to 70,000 boe/d.

Fund flows from operations ("FFO") for Q2 2017 was $147.1 million ($1.22/basic share[1]) as compared to $143.4 million ($1.21/basic share) in Q1 2017. FFO increased 3% quarter-over-quarter, primarily due to higher sales volumes which more than offset the impact of lower commodity prices. Year-over-year, FFO increased by 16% as compared to Q2 2016 as a result of higher commodity prices and production growth. Vermilion generated net earnings of $48.2 million ($0.40/basic share) during the second quarter, representing our second consecutive quarter of positive net income.

Despite commodity price volatility, we continue to deliver profitable production growth with a strict focus on cost management, maintaining a payout ratio of less than 100%.

Effective with the July 2017 dividend payment, we have fully discontinued the Premium Dividend™ Component of our Premium Dividend™ and Dividend Reinvestment Plan.

Europe

In France, we drilled and completed our first wells in the Neocomian fields and have now placed all four wells on production. The combined IP30 oil rate from the four horizontal Neocomian wells was 600 bbls/d, which exceeded our expectations. The 100% success rate and better-than-expected production results on this inaugural drilling program validate the long-term development potential of the Neocomian fields. We believe the success of our Neocomian drilling program provides further depth to our low-risk development inventory in France.

In the Netherlands, as stated earlier, we received the required permits to execute our two-well (1.0 net) exploration drilling program in the Gorredjik and Drenthe VI production licenses. The new wells will be drilled during the third quarter. In addition, we received permits for a 220 square kilometre 3D seismic survey in the Akkrum and South Friesland III exploration licenses, which will be shot in the second half of this year. As previously mentioned, in mid-July, the Ministry of Economic Affairs published its approval for a production rate increase on a key well, which will become effective following a six-week public comment period.

In Germany, Vermilion assumed operatorship of the assets acquired in December 2016 from Engie E&P Deutschland GmbH. We commenced workover and artificial lift optimization operations on the acquired assets in February resulting in Q2 average production from the acquired assets of 2,200 boe/d, a 10% increase from Q1 levels. In March 2017, we were awarded an exploration license in Lower Saxony comprising 50,000 net acres surrounding the acquired oil fields. The combination of our 2016 Engie acquisition, assumption of production operatorship, and the additional exploration acreage awarded in Lower Saxony further advance our objective of developing a material business unit in Germany.

Production from Corrib averaged 63.8 mmcf/d (10,634 boe/d) in Q2 2017 and has averaged 64.3 mmcf/d (10,718 boe/d) through the first half of 2017, representing approximately 98% of rated plant capacity. The project has continued to outperform expectations for well deliverability and downtime.

On July 12, Vermilion and CPPIB announced a strategic partnership in Corrib, whereby CPPIB will acquire Shell Exploration Company B.V.'s 45% interest in Corrib for total cash consideration of €830 million, subject to customary closing adjustments and future contingent value payments based on performance and realized pricing. The acquisition has an effective date of January 1, 2017 and is anticipated to close in the first half of 2018. At closing, Vermilion expects to assume operatorship of Corrib, and CPPIB plans to transfer the operating entity and a 1.5% working interest to Vermilion for €19.4 million ($28.4 million at current exchange rates), before closing adjustments. Vermilion's incremental 1.5% ownership of Corrib would represent production rate capability of approximately 850 boe/d based on 2017 production expectations, and approximately 2.0 million boe[2] of 2P reserves based on an independent evaluation by GLJ Petroleum Consultants Ltd. with an effective date of December 31, 2016. Assuming a purchase price of €19.4 million ($28.4 million at current exchange rates), before closing adjustments, the transaction metrics are estimated at approximately $33,400 per boe per day, $15.40 per boe of proved plus probable reserves[2] including future development capital (generating a 2P recycle ratio of 1.9 times based on projected 2017 netbacks), and 3.3 times estimated 2017 operating cash flow[1] using the forward commodity strip. The acquisition is expected to be accretive for all pertinent per share metrics including production, funds flow from operations, reserves, and net asset value. The Corrib acquisition significantly increases our degree of operating control over our asset base. Following the assumption of operatorship of Corrib, we estimate that we will operate 87% of our production base as compared to 72% currently.

North America

In Canada, capital activity decreased from the previous quarter due to spring break-up, resulting in limited drilling activity. Following an active drilling program in the first quarter, we brought 13 (11.5 net) wells on production during the second quarter, for a total of 34 (27.6 net) wells placed on production in the first half of 2017. The new wells contributed to quarter-over-quarter production growth of 14% for the Canadian business unit. The Mannville program continues to deliver predictable growth from the 15 (10.3 net) wells brought on production so far this year, delivering an average IP60 of 470 boe/d. We have placed five (5.0 net) Cardium wells and 14 (12.3 net) Midale wells on production during the first half of 2017, with production results that are in line with expected well performance. In the Cardium, Drill, Complete, Equip and Tie-in ("DCET") well costs averaged $2.3 million on a per-section basis for the 2017 program compared to $3.2 million during our last Cardium program in 2014. Cardium costs were reduced in part by utilizing smaller pump jacks, which restrict production rates early in well life but should achieve the same ultimate recovery. In the Midale, per well costs decreased to $1.7 million for the 2017 program compared to $3.0 million in 2014. We also continued to advance an infrastructure project supporting the continued growth of our Upper Mannville development in the Ferrier area. We plan to start the construction of a 14 mmcf/d compressor station in Q4 2017 with start-up scheduled for Q2 2018.

In the United States, the three (3.0 net) Turner Sand wells drilled in the first quarter were put on production during the second quarter. After a period of intermittent production testing, the three wells are now producing at a combined rate of 760 boe/d in their third month of production. Two of the wells are performing above our type curve for the southern part of this play at current rates of approximately 330 boe/d and 325 boe/d respectively, with production still gradually increasing. The third well reached a peak IP30 of 140 boe/d, and is currently producing approximately 110 boe/d. Average DCET well costs decreased to US$3.5 million for the 2017 program, compared to US$4.2 million in 2016, even though average lateral length increased to 5,300 feet as compared to 4,600 feet previously. Our learning curve advancements in mechanical success and cost reduction in the 2017 program set the stage for increased future development in this project.

Australia

In Australia, progress continues on our debottlenecking project to further improve fluid handling capability on the Wandoo B platform. Once completed, we expect that this infrastructure enhancement will allow us to increase oil production on the platform by 600 to 700 bbls/d later in 2017.

Environmental, Social & Governance

Vermilion's MSCI ESG (Environment, Social and Governance) rating increased from BBB to A for 2017 and our Governance Metrics score ranked in the 90th percentile globally. This follows our 13th-place ranking in the 2017 Corporate Knights Future 40 Responsible Corporate Leaders in Canada List. These recognitions reflect Vermilion's continued focus on combining financial results with exemplary environmental, social and governance performance.

Board of Directors

Vermilion recently announced the appointment of Mr. Stephen Larke to the Board of Directors. Mr. Larke brings over 20 years of experience in energy capital markets, including research, sales, trading and equity finance. He is currently an Operating Partner and Advisory Board member with Azimuth Capital Management, an energy-focused private equity fund based in Calgary, Alberta. Prior to joining Azimuth, Mr. Larke was Managing Director and Executive Committee member with Peters & Co., an independent energy investment firm based in Calgary. Before Peters & Co., he was Vice-President and Director with TD Newcrest, serving in the role of energy equity analyst. Both at Peters & Co. and TD Newcrest, Mr. Larke received leading rankings in the Brendan Wood International survey of institutional investors. He holds a Bachelor of Commerce (Distinction) degree from the University of Calgary and the Chartered Financial Analyst designation.

*(signed "Anthony Marino")*

Anthony Marino
President & Chief Executive Officer
July 25, 2017

(1) Non-GAAP Financial Measure. Please see the "Non-GAAP Financial Measures" section of Management's Discussion and Analysis.

(2) Estimated proved plus probable reserves attributed to the assets as evaluated by GLJ Petroleum Consultants Ltd. in a report dated February 27, 2017 with an effective date of December 31, 2016.

TM Denotes trademark of Canaccord Genuity Capital Corporation

## MANAGEMENT'S DISCUSSION AND ANALYSIS

The following is Management's Discussion and Analysis ("MD&A"), dated July 25, 2017, of Vermilion Energy Inc.'s ("Vermilion", "We", "Our", "Us" or the "Company") operating and financial results as at and for the three and six months ended June 30, 2017 compared with the corresponding periods in the prior year.

This discussion should be read in conjunction with the unaudited condensed consolidated interim financial statements for the three and six months ended June 30, 2017 and the audited consolidated financial statements for the year ended December 31, 2016 and 2015, together with accompanying notes. Additional information relating to Vermilion, including its Annual Information Form, is available on SEDAR at www.sedar.com or on Vermilion's website at www.vermilionenergy.com.

The unaudited condensed consolidated interim financial statements for the three and six months ended June 30, 2017 and comparative information have been prepared in Canadian dollars, except where another currency is indicated, and in accordance with IAS 34, "Interim Financial Reporting", as issued by the International Accounting Standard Board ("IASB").

This MD&A includes references to certain financial and performance measures which do not have standardized meanings prescribed by International Financial Reporting Standards ("IFRS"). These measures include:

- Fund flows from operations: Fund flows from operations is a measure of profit or loss in accordance with IFRS 8 "Operating Segments". Please see SEGMENTED INFORMATION in the NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS for a reconciliation of fund flows from operations to net earnings. We analyze fund flows from operations both on a consolidated basis and on a business unit basis in order to assess the contribution of each business unit to our ability to generate income necessary to pay dividends, repay debt, fund asset retirement obligations and make capital investments.
- Netbacks: Netbacks are per boe and per mcf performance measures used in the analysis of operational activities. We assess netbacks both on a consolidated basis and on a business unit basis in order to compare and assess the operational and financial performance of each business unit versus other business units and also versus third party crude oil and natural gas producers.

In addition, this MD&A includes references to certain financial measures which are not specified, defined, or determined under IFRS and are therefore considered non-GAAP financial measures. These non-GAAP financial measures are unlikely to be comparable to similar financial measures presented by other issuers. For a full description of these non-GAAP financial measures and a reconciliation of these measures to their most directly comparable GAAP measures, please refer to "NON-GAAP FINANCIAL MEASURES".

### VERMILION'S BUSINESS

Vermilion is a Calgary, Alberta based international oil and gas producer focused on the acquisition, exploration, development and optimization of producing properties in North America, Europe, and Australia. We manage our business through our Calgary head office and our international business unit offices.

This MD&A separately discusses each of our business units in addition to our corporate segment.

### CONDENSATE PRESENTATION

We report our condensate production in Canada and the Netherlands business units within the crude oil and condensate production line. We believe that this presentation better reflects the historical and forecasted pricing for condensate, which is more closely correlated with crude oil pricing than with pricing for propane, butane and ethane (collectively "NGLs" for the purposes of this report).

### 2017 GUIDANCE

On October 31, 2016, we released our 2017 capital expenditure guidance of $295 million and associated production guidance of between 69,000-70,000 boe/d. On July 26, 2017 we announced an increase in our capital expenditure guidance from $295 million to $315 million following the acceleration of 2018 activities in our Canadian business unit.

The following table summarizes our guidance:

| | Date | Capital Expenditures ($MM) | Production (boe/d) |
|---|---|---|---|
| **2017 Guidance** | | | |
| 2017 Guidance | October 31, 2016 | 295 | 69,000 to 70,000 |
| 2017 Guidance | July 26, 2017 | 315 | 69,000 to 70,000 |

**CONSOLIDATED RESULTS OVERVIEW**

| | Three Months Ended | | | % change | | Six Months Ended | | % change |
|---|---|---|---|---|---|---|---|---|
| | Jun 30, 2017 | Mar 31, 2017 | Jun 30, 2016 | Q2/17 vs. Q1/17 | Q2/17 vs. Q2/16 | Jun 30, 2017 | Jun 30, 2016 | 2017 vs. 2016 |
| **Production** | | | | | | | | |
| Crude oil and condensate (bbls/d) | **28,525** | 26,832 | 28,416 | 6% | - | **27,683** | 28,808 | (4%) |
| NGLs (bbls/d) | **3,821** | 2,694 | 2,713 | 42% | 41% | **3,260** | 2,693 | 21% |
| Natural gas (mmcf/d) | **209.36** | 210.07 | 198.93 | - | 5% | **209.71** | 200.02 | 5% |
| Total (boe/d) | **67,240** | 64,537 | 64,285 | 4% | 5% | **65,896** | 64,837 | 2% |
| **Sales** | | | | | | | | |
| Crude oil and condensate (bbls/d) | **29,639** | 24,218 | 27,644 | 22% | 7% | **26,943** | 27,646 | (3%) |
| NGLs (bbls/d) | **3,821** | 2,694 | 2,713 | 42% | 41% | **3,260** | 2,693 | 21% |
| Natural gas (mmcf/d) | **209.36** | 210.07 | 198.93 | - | 5% | **209.71** | 200.02 | 5% |
| Total (boe/d) | **68,355** | 61,923 | 63,514 | 10% | 8% | **65,157** | 63,676 | 2% |
| Build (draw) in inventory (mbbls) | **(102)** | 235 | 70 | | | **133** | 212 | |
| **Financial metrics** | | | | | | | | |
| Fund flows from operations ($M) | **147,123** | 143,434 | 126,568 | 3% | 16% | **290,557** | 220,235 | 32% |
| Per share ($/basic share) | **1.22** | 1.21 | 1.10 | 1% | 11% | **2.43** | 1.93 | 26% |
| Net earnings (loss) | **48,264** | 44,540 | (55,696) | 8% | N/A | **92,804** | (141,544) | N/A |
| Per share ($/basic share) | **0.40** | 0.38 | (0.48) | 5% | N/A | **0.78** | (1.24) | N/A |
| Net debt ($M) | **1,314,766** | 1,377,636 | 1,398,950 | (5%) | (6%) | **1,314,766** | 1,398,950 | (6%) |
| Cash dividends ($/share) | **0.645** | 0.645 | 0.645 | - | - | **1.290** | 1.290 | - |
| **Activity** | | | | | | | | |
| Capital expenditures ($M) | **58,875** | 95,889 | 71,714 | (39%) | (18%) | **154,764** | 134,487 | 15% |
| Acquisitions ($M) | **993** | 2,620 | 8,550 | (62%) | (88%) | **3,613** | 9,420 | (62%) |
| Gross wells drilled | **2.00** | 29.00 | 4.00 | | | **31.00** | 16.00 | |
| Net wells drilled | **1.40** | 25.41 | 3.14 | | | **26.81** | 11.40 | |

**Operational review**

- Consolidated average production increased by 4% in Q2 2017 versus Q1 2017. This increase in production was primarily attributable to higher volumes in Canada, France, and the US.
- Consolidated average production increased by 5% and 2% for the three and six months ended June 30, 2017, versus the comparable periods in 2016. This increase was primarily due to increased production in Ireland, as well as incremental volumes from our acquisition in Germany that closed in late 2016.
- For the three months ended June 30, 2017, capital expenditures of $58.9 million related primarily to Canada, France, and Australia. In Canada, capital expenditures of $20.6 million related primarily to completion and tie-in activities for wells drilled in the prior quarter. In France, capital expenditures of $16.7 million largely related to a subsurface and workover program. In Australia, capital expenditures of $9.2 million related primarily to improvements to oil and water processing capacity at our Wandoo B platform.

**Financial review**

*Net earnings*

- Net earnings for Q2 2017 was $48.3 million ($0.40/basic share), an 8% increase from net earnings of $44.5 million ($0.38/basic share) in Q1 2017. The increase in net earnings was primarily due to higher revenue resulting from higher sales volumes and a $38.6 million unrealized foreign exchange gain due to the strengthening of the Euro relative to the Canadian dollar.
- Net earnings for the three and six months ended June 30, 2017 of $48.3 million ($0.40/basic share) and $92.8 million ($0.78/basic share), respectively, compared to net losses of $55.7 million ($0.48/basic share) and $141.5 million ($1.24/basic share) in the comparable periods in 2016. The change in net earnings was primarily attributable to higher revenue as a result of higher commodity prices, as well as the impact of unrealized gains on derivative instruments and foreign exchange.

*Fund flows from operations*

- Generated fund flows from operations of $147.1 million during Q2 2017, an increase of 3% from Q1 2017. This quarter-over-quarter increase occurred despite lower commodity prices due to higher sales volumes in Australia and France which was a result of favourable inventory variances and higher production in Canada.
- Fund flows from operations increased by 16% and 32% for the three and six months ended June 30, 2017, driven by higher commodity prices and higher sales volumes in Ireland, Germany, and Australia.

*Net debt*

- Net debt decreased to $1.31 billion as at June 30, 2017 from $1.43 billion at December 31, 2016 as fund flows from operations generated in excess of capital expenditures and net dividends was used to reduce long-term debt.

*Dividends*

- Declared dividends of $0.215 per common share per month during the six months ended June 30, 2017, totalling $1.29 per common share.

**COMMODITY PRICES**

| | Three Months Ended | | | % change | | Six Months Ended | | % change |
|---|---|---|---|---|---|---|---|---|
| | **Jun 30, 2017** | **Mar 31, 2017** | **Jun 30, 2016** | **Q2/17 vs. Q1/17** | **Q2/17 vs. Q2/16** | **Jun 30, 2017** | **Jun 30, 2016** | **2017 vs. 2016** |
| **Average reference prices** | | | | | | | | |
| Crude oil | | | | | | | | |
| WTI (US $/bbl) | **48.28** | 51.92 | 45.59 | (7%) | 6% | **50.10** | 39.52 | 27% |
| Edmonton Sweet index (US $/bbl) | **46.03** | 48.37 | 42.51 | (5%) | 8% | **47.20** | 36.13 | 31% |
| Dated Brent (US $/bbl) | **49.83** | 53.78 | 45.57 | (7%) | 9% | **51.81** | 39.73 | 30% |
| Natural gas | | | | | | | | |
| AECO ($/mmbtu) | **2.78** | 2.69 | 1.40 | 3% | 99% | **2.74** | 1.61 | 70% |
| NBP ($/mmbtu) | **6.52** | 7.96 | 5.78 | (18%) | 13% | **7.26** | 5.88 | 23% |
| NBP (€/mmbtu) | **4.41** | 5.64 | 3.97 | (22%) | 11% | **5.02** | 3.96 | 27% |
| TTF ($/mmbtu) | **6.74** | 7.65 | 5.61 | (12%) | 20% | **7.21** | 5.66 | 27% |
| TTF (€/mmbtu) | **4.56** | 5.43 | 3.86 | (16%) | 18% | **4.99** | 3.81 | 31% |
| Henry Hub ($/mmbtu) | **4.28** | 4.38 | 2.52 | (2%) | 70% | **4.33** | 2.69 | 61% |
| Henry Hub (US $/mmbtu) | **3.18** | 3.31 | 1.95 | (4%) | 63% | **3.25** | 2.02 | 61% |
| **Average foreign currency exchange rates** | | | | | | | | |
| CDN $/US $ | **1.34** | 1.32 | 1.29 | 2% | 4% | **1.33** | 1.33 | - |
| CDN $/Euro | **1.48** | 1.41 | 1.46 | 5% | 1% | **1.44** | 1.49 | (3%) |

- While crude oil prices for the six months ended June 30, 2017 were significantly higher than the 2016 period, they have been volatile during the comparative quarters presented. Crude oil prices in Q2 2017 were 5% to 7% lower than Q1 2017 but 6% to 9% higher than Q2 2016.
- Field maintenance, strong early quarter US exports, and domestic demand resulted in increased AECO prices of 3% versus Q1 2017 and 99% versus Q2 2016.
- Weaker demand, increasing liquefied natural gas imports, and issues related to the UK's Rough storage facility resulted in weaker European natural gas prices in Q2 2017 as compared to Q1 2017.
- In Q2 2017, the Canadian dollar weakened slightly against both the US dollar and the Euro as compared to Q1 2017.

## FUND FLOWS FROM OPERATIONS

| | Three Months Ended | | | | | | Six Months Ended | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | Jun 30, 2017 | | Mar 31, 2017 | | Jun 30, 2016 | | Jun 30, 2017 | | Jun 30, 2016 | |
| | $M | $/boe | $M | $/boe | $M | $/boe | $M | $/boe | $M | $/boe |
| Petroleum and natural gas sales | **271,391** | **43.63** | 261,601 | 46.94 | 212,855 | 36.83 | **532,992** | **45.19** | 390,240 | 33.67 |
| Royalties | **(17,736)** | **(2.85)** | (16,205) | (2.91) | (12,355) | (2.14) | **(33,941)** | **(2.88)** | (26,316) | (2.27) |
| Petroleum and natural gas revenues | **253,655** | **40.78** | 245,396 | 44.03 | 200,500 | 34.69 | **499,051** | **42.31** | 363,924 | 31.40 |
| Transportation | **(10,843)** | **(1.74)** | (9,819) | (1.76) | (9,860) | (1.71) | **(20,662)** | **(1.75)** | (20,250) | (1.75) |
| Operating | **(63,074)** | **(10.14)** | (52,121) | (9.35) | (52,116) | (9.02) | **(115,195)** | **(9.77)** | (107,744) | (9.30) |
| General and administration | **(13,167)** | **(2.12)** | (13,151) | (2.36) | (15,493) | (2.68) | **(26,318)** | **(2.23)** | (29,070) | (2.51) |
| PRRT | **(6,468)** | **(1.04)** | (5,434) | (0.97) | (144) | (0.02) | **(11,902)** | **(1.01)** | (272) | (0.02) |
| Corporate income taxes | **(4,047)** | **(0.65)** | (7,479) | (1.34) | (5,564) | (0.96) | **(11,526)** | **(0.98)** | (8,724) | (0.75) |
| Interest expense | **(15,508)** | **(2.49)** | (14,695) | (2.64) | (13,647) | (2.36) | **(30,203)** | **(2.56)** | (28,397) | (2.45) |
| Realized gain (loss) on derivatives | **5,342** | **0.86** | (1,851) | (0.33) | 21,501 | 3.72 | **3,491** | **0.30** | 49,924 | 4.31 |
| Realized foreign exchange gain | **981** | **0.16** | 2,546 | 0.46 | 1,329 | 0.23 | **3,527** | **0.30** | 677 | 0.06 |
| Realized other income | **252** | **0.04** | 42 | 0.01 | 62 | 0.01 | **294** | **0.02** | 167 | 0.01 |
| Fund flows from operations | **147,123** | **23.66** | 143,434 | 25.75 | 126,568 | 21.90 | **290,557** | **24.63** | 220,235 | 19.00 |

The following table shows a reconciliation of the change in fund flows from operations:

| **($M)** | **Q2/17 vs. Q1/17** | **Q2/17 vs. Q2/16** | **2017 vs. 2016** |
|---|---|---|---|
| **Fund flows from operations – Comparative period** | **143,434** | **126,568** | **220,235** |
| Sales volume variance: | | | |
| Canada | 14,421 | 4,190 | (6,757) |
| France | 9,917 | (1,972) | (13,418) |
| Netherlands | (5,110) | (8,396) | (15,641) |
| Germany | 113 | 7,591 | 15,047 |
| Ireland | (255) | 8,143 | 23,262 |
| Australia | 16,939 | 7,722 | 8,514 |
| United States | 2,423 | 1,542 | 1,218 |
| Pricing variance on sales volumes: | | | |
| WTI | (5,318) | 5,331 | 29,096 |
| AECO | (1,401) | 12,750 | 20,539 |
| Dated Brent | (10,137) | 10,622 | 47,813 |
| TTF and NBP | (11,802) | 11,013 | 33,079 |
| Changes in: | | | |
| Royalties | (1,531) | (5,381) | (7,625) |
| Transportation | (1,024) | (983) | (412) |
| Operating | (10,953) | (10,958) | (7,451) |
| General and administration | (16) | 2,326 | 2,752 |
| PRRT | (1,034) | (6,324) | (11,630) |
| Corporate income taxes | 3,432 | 1,517 | (2,802) |
| Interest | (813) | (1,861) | (1,806) |
| Realized derivatives | 7,193 | (16,159) | (46,433) |
| Realized foreign exchange | (1,565) | (348) | 2,850 |
| Realized other income | 210 | 190 | 127 |
| **Fund flows from operations – Current period** | **147,123** | **147,123** | **290,557** |

Please see CONSOLIDATED RESULTS OVERVIEW for a discussion of the key variances for the periods presented.

Fluctuations in fund flows from operations may occur as a result of changes in commodity prices and costs to produce petroleum and natural gas. In addition, fund flows from operations may be significantly affected by the timing of crude oil shipments in Australia and France. When crude oil inventory is built up, the related operating expense, royalties, and depletion expense are deferred and carried as inventory on the consolidated balance sheet. When the crude oil inventory is subsequently drawn down, the related expenses are recognized.

## CANADA BUSINESS UNIT

### Overview

- Production and assets focused in West Pembina near Drayton Valley, Alberta and Northgate in southeast Saskatchewan.
- Potential for three significant resource plays sharing the same surface infrastructure in the West Pembina region in Alberta:
    - Cardium light oil (1,800m depth) – in development phase
    - Mannville condensate-rich gas (2,400 – 2,700m depth) – in development phase
    - Duvernay condensate-rich gas (3,200 – 3,400m depth) – in appraisal phase with no investment at present
- Southeast Saskatchewan light oil development:
    - Primary target is the Mississippian Midale formation (1,400 – 1,700m depth)
    - Secondary targets of Mississippian Frobisher (1,400 – 1,700m depth) and Devonian Bakken/Three Forks (2,000 – 2,100m depth)

### Operational and financial review

| | Three Months Ended | | | % change | | Six Months Ended | | % change |
|---|---|---|---|---|---|---|---|---|
| **Canada business unit ($M except as indicated)** | **Jun 30, 2017** | **Mar 31, 2017** | **Jun 30, 2016** | **Q2/17 vs. Q1/17** | **Q2/17 vs. Q2/16** | **Jun 30, 2017** | **Jun 30, 2016** | **2017 vs. 2016** |
| **Production and sales** | | | | | | | | |
| Crude oil and condensate (bbls/d) | **9,205** | 7,987 | 9,453 | 15% | (3%) | **8,599** | 9,885 | (13%) |
| NGLs (bbls/d) | **3,745** | 2,670 | 2,687 | 40% | 39% | **3,210** | 2,660 | 21% |
| Natural gas (mmcf/d) | **93.68** | 85.74 | 87.44 | 9% | 7% | **89.73** | 92.30 | (3%) |
| Total (boe/d) | **28,563** | 24,947 | 26,713 | 14% | 7% | **26,765** | 27,928 | (4%) |
| **Production mix (% of total)** | | | | | | | | |
| Crude oil and condensate | **32%** | 32% | 35% | | | **32%** | 35% | |
| NGLs | **13%** | 11% | 10% | | | **12%** | 10% | |
| Natural gas | **55%** | 57% | 55% | | | **56%** | 55% | |
| **Activity** | | | | | | | | |
| Capital expenditures | **20,599** | 57,457 | 5,619 | (64%) | 267% | **78,056** | 35,390 | 121% |
| Acquisitions | **935** | 576 | 796 | | | **1,511** | 1,551 | |
| Gross wells drilled | **1.00** | 22.00 | 2.00 | | | **23.00** | 14.00 | |
| Net wells drilled | **0.40** | 18.41 | 1.14 | | | **18.81** | 9.40 | |
| **Financial results** | | | | | | | | |
| Sales | **83,643** | 75,500 | 61,731 | 11% | 35% | **159,143** | 117,841 | 35% |
| Royalties | **(8,805)** | (8,499) | (3,770) | 4% | 134% | **(17,304)** | (9,268) | 87% |
| Transportation | **(3,944)** | (4,103) | (3,759) | (4%) | 5% | **(8,047)** | (7,910) | 2% |
| Operating | **(19,347)** | (16,670) | (16,460) | 16% | 18% | **(36,017)** | (37,803) | (5%) |
| General and administration | **(3,127)** | (1,698) | (4,305) | 84% | (27%) | **(4,825)** | (6,781) | (29%) |
| Fund flows from operations | **48,420** | 44,530 | 33,437 | 9% | 45% | **92,950** | 56,079 | 66% |
| **Netbacks ($/boe)** | | | | | | | | |
| Sales | **32.18** | 33.63 | 25.39 | (4%) | 27% | **32.85** | 23.18 | 42% |
| Royalties | **(3.39)** | (3.79) | (1.55) | (11%) | 119% | **(3.57)** | (1.82) | 96% |
| Transportation | **(1.52)** | (1.83) | (1.55) | (17%) | (2%) | **(1.66)** | (1.56) | 6% |
| Operating | **(7.44)** | (7.42) | (6.77) | - | 10% | **(7.43)** | (7.44) | - |
| General and administration | **(1.20)** | (0.76) | (1.77) | 58% | (32%) | **(1.00)** | (1.33) | (25%) |
| Fund flows from operations netback | **18.63** | 19.83 | 13.75 | (6%) | 35% | **19.19** | 11.03 | 74% |
| **Realized prices** | | | | | | | | |
| Crude oil and condensate ($/bbl) | **62.46** | 64.76 | 56.67 | (4%) | 10% | **63.52** | 47.81 | 33% |
| NGLs ($/bbl) | **21.11** | 24.12 | 9.56 | (12%) | 121% | **22.35** | 8.45 | 164% |
| Natural gas ($/mmbtu) | **2.83** | 2.99 | 1.34 | (5%) | 111% | **2.91** | 1.65 | 76% |
| Total ($/boe) | **32.18** | 33.63 | 25.39 | (4%) | 27% | **32.85** | 23.18 | 42% |
| **Reference prices** | | | | | | | | |
| WTI (US $/bbl) | **48.28** | 51.92 | 45.59 | (7%) | 6% | **50.10** | 39.52 | 27% |
| Edmonton Sweet index (US $/bbl) | **46.03** | 48.37 | 42.51 | (5%) | 8% | **47.20** | 36.13 | 31% |
| Edmonton Sweet index ($/bbl) | **61.90** | 63.99 | 54.78 | (3%) | 13% | **62.96** | 48.11 | 31% |
| AECO ($/mmbtu) | **2.78** | 2.69 | 1.40 | 3% | 99% | **2.74** | 1.61 | 70% |

**Production**

- Q2 2017 average production increased by 14% from Q1 2017 primarily due to organic production growth in our Mannville condensate-rich gas resource play and organic production growth in southeast Saskatchewan. On a year-over-year basis, production increased 7% as a result of strong organic production growth in the Mannville.
- Mannville production averaged approximately 14,700 boe/d in Q2 2017 representing a 23% increase quarter-over-quarter.
- Cardium production averaged approximately 5,700 boe/d in Q2 2017, in line with prior quarter.
- Production from southeast Saskatchewan averaged approximately 2,900 boe/d in Q2 2017, an increase of 45% quarter-over-quarter.

**Activity review**

- Vermilion did not drill any operated wells in the second quarter and participated in the drilling of one (0.4 net) non-operated well.

  *Mannville*
  - During Q2 2017, we brought four (3.2 net) operated wells on production. We participated in the drilling of one (0.4 net) non-operated well.
  - In 2017, we plan to drill or participate in 23 (16.3 net) wells.

  *Cardium*
  - In Q2 2017, we brought three (3.0 net) operated wells on production.
  - Our 2017 program has been expanded to drill seven (7.0 net) wells.

  *Saskatchewan*
  - In Q2 2017 we brought five (5.0 net) operated wells on production and placed one (0.3 net) non-operated wells on production.
  - In 2017, we plan to drill or participate in 13 (11.3 net) wells.

**Sales**

- The realized price for our crude oil and condensate production in Canada is linked to WTI, and is also subject to market conditions in western Canada. These market conditions can result in fluctuations in the pricing differential to WTI, as reflected by the Edmonton Sweet index price. The realized price of our NGLs in Canada is based on product specific differentials pertaining to trading hubs in the United States. The realized price of our natural gas in Canada is based on the AECO index in Canada.
- Q2 2017 sales per boe decreased compared to Q1 2017 due to lower crude oil pricing.
- For the three and six months ended June 30, 2017, sales per boe increased versus the comparable periods in 2016 as a result of higher average crude oil and natural gas pricing.

**Royalties**

- In Q2 2017, royalties as a percentage of sales decreased to 10.5% from 11.3% in Q1 2017 due to the impact of a favourable gas cost allowance adjustment in Alberta in Q2 2017.
- For the three and six months ended June 30, 2017, royalties as a percentage of sales increased to 10.5% and 10.9%, respectively, compared to 6.1% and 7.9% in the comparable periods in the prior year due to the impact of higher commodity prices on the sliding scale used to determine royalty rates.

**Transportation**

- Transportation expense relates to the delivery of crude oil and natural gas production to major pipelines where legal title transfers.
- In Q2 2017, transportation expense on a per unit basis decreased compared to Q1 2017 due to the absence of a prior period adjustment that was recorded in Q1 2017. Absent this prior period adjustment, transportation expense was relatively consistent quarter-over-quarter. On a dollar basis, transportation expense was relatively consistent with Q1 2017 as higher volumes in Q2 2017 offset the impact of the prior period adjustment recorded in the prior quarter.
- For the three and six months ended June 30, 2017, transportation expense on a per unit and dollar basis were relatively consistent with the comparable periods in 2016.

**Operating**

- In Q2 2017, operating expense on a per unit basis was relatively consistent with Q1 2017. Operating expense on a dollar basis increased compared to Q1 2017 as a result of higher volumes.
- Operating expense was higher on a per unit and dollar basis in Q2 2017 versus Q2 2016 due to expenditure timing. For the six months ended June 30, 2017, operating expense was relatively consistent on a per unit basis as compared to the same period in the prior year. On a dollar basis, operating expense decreased modestly year-over-year due to lower volumes.

**General and administration**

- The increase in general and administration expense for Q2 2017 as compared to Q1 2017 was primarily the result of expenditure timing.
- For the three and six months ended June 30, 2017, the decreases in general and administration expense versus the comparable periods in the prior year were due to ongoing initiatives to reduce our cost structure.

**Current income taxes**

- As a result of our tax pools in Canada, we do not expect to incur current income taxes in the Canada Business Unit for the foreseeable future.

## FRANCE BUSINESS UNIT

### Overview

- Entered France in 1997 and completed three subsequent acquisitions, including two in 2012.
- Largest oil producer in France, constituting approximately three-quarters of domestic oil production.
- Low base decline producing assets comprised of large conventional oil fields with high working interests located in the Aquitaine and Paris Basins.
- Identified inventory of workover, infill drilling, and secondary recovery opportunities.

### Operational and financial review

| | Three Months Ended | | | % change | | Six Months Ended | | % change |
|---|---|---|---|---|---|---|---|---|
| **France business unit ($M except as indicated)** | **Jun 30, 2017** | **Mar 31, 2017** | **Jun 30, 2016** | **Q2/17 vs. Q1/17** | **Q2/17 vs. Q2/16** | **Jun 30, 2017** | **Jun 30, 2016** | **2017 vs. 2016** |
| **Production** | | | | | | | | |
| Crude oil (bbls/d) | **11,368** | 10,834 | 12,326 | 5% | (8%) | **11,103** | 12,273 | (10%) |
| Natural gas (mmcf/d) | **-** | 0.01 | 0.54 | (100%) | (100%) | **-** | 0.49 | (100%) |
| Total (boe/d) | **11,368** | 10,836 | 12,416 | 5% | (8%) | **11,103** | 12,354 | (10%) |
| **Sales** | | | | | | | | |
| Crude oil (bbls/d) | **11,259** | 9,760 | 11,616 | 15% | (3%) | **10,514** | 11,899 | (12%) |
| Natural gas (mmcf/d) | **-** | 0.01 | 0.54 | (100%) | (100%) | **-** | 0.49 | (100%) |
| Total (boe/d) | **11,259** | 9,761 | 11,706 | 15% | (4%) | **10,514** | 11,980 | (12%) |
| **Inventory (mbbls)** | | | | | | | | |
| Opening crude oil inventory | **245** | 148 | 247 | | | **148** | 243 | |
| Crude oil production | **1,034** | 975 | 1,122 | | | **2,010** | 2,234 | |
| Crude oil sales | **(1,025)** | (878) | (1,057) | | | **(1,904)** | (2,165) | |
| Closing crude oil inventory | **254** | 245 | 312 | | | **254** | 312 | |
| **Activity** | | | | | | | | |
| Capital expenditures | **16,682** | 20,916 | 12,772 | (20%) | 31% | **37,598** | 26,235 | 43% |
| Gross wells drilled | **1.00** | 4.00 | - | | | **5.00** | - | |
| Net wells drilled | **1.00** | 4.00 | - | | | **5.00** | - | |
| **Financial results** | | | | | | | | |
| Sales | **63,615** | 59,610 | 61,591 | 7% | 3% | **123,225** | 109,716 | 12% |
| Royalties | **(6,247)** | (5,320) | (6,564) | 17% | (5%) | **(11,567)** | (13,330) | (13%) |
| Transportation | **(3,686)** | (3,032) | (3,476) | 22% | 6% | **(6,718)** | (7,189) | (7%) |
| Operating | **(12,153)** | (11,369) | (11,265) | 7% | 8% | **(23,522)** | (25,585) | (8%) |
| General and administration | **(3,713)** | (3,070) | (4,734) | 21% | (22%) | **(6,783)** | (9,410) | (28%) |
| Current income taxes | **(1,830)** | (4,982) | (921) | (63%) | 99% | **(6,812)** | (955) | 613% |
| Fund flows from operations | **35,986** | 31,837 | 34,631 | 13% | 4% | **67,823** | 53,247 | 27% |
| **Netbacks ($/boe)** | | | | | | | | |
| Sales | **62.09** | 67.85 | 57.82 | (8%) | 7% | **64.75** | 50.32 | 29% |
| Royalties | **(6.10)** | (6.06) | (6.16) | 1% | (1%) | **(6.08)** | (6.11) | - |
| Transportation | **(3.60)** | (3.45) | (3.26) | 4% | 10% | **(3.53)** | (3.30) | 7% |
| Operating | **(11.86)** | (12.94) | (10.57) | (8%) | 12% | **(12.36)** | (11.73) | 5% |
| General and administration | **(3.62)** | (3.49) | (4.44) | 4% | (18%) | **(3.56)** | (4.32) | (18%) |
| Current income taxes | **(1.79)** | (5.67) | (0.86) | (68%) | 108% | **(3.58)** | (0.44) | 714% |
| Fund flows from operations | **35.12** | 36.24 | 32.53 | (3%) | 8% | **35.64** | 24.42 | 46% |
| **Realized prices** | | | | | | | | |
| Crude oil ($/bbl) | **62.09** | 67.86 | 58.19 | (9%) | 7% | **64.75** | 50.60 | 28% |
| Natural gas ($/mmbtu) | **-** | 1.52 | 1.58 | (100%) | (100%) | **1.52** | 1.62 | (6%) |
| Total ($/boe) | **62.09** | 67.85 | 57.82 | (8%) | 7% | **64.75** | 50.32 | 29% |
| **Reference prices** | | | | | | | | |
| Dated Brent (US $/bbl) | **49.83** | 53.78 | 45.57 | (7%) | 9% | **51.81** | 39.73 | 30% |
| Dated Brent ($/bbl) | **67.01** | 71.15 | 58.72 | (6%) | 14% | **69.10** | 52.91 | 31% |

**Production**

- Q2 2017 production increased 5% versus the prior quarter due to production additions from our Champotran and Neocomian drilling programs. Production decreased by 8% versus Q2 2016 due to production declines, well downtime and third party restrictions impacting Vic Bilh gas production. These decreases more than offset new well production and optimization activities.

**Activity review**

- During Q2 2017 we drilled one (1.0 net) well in the Neocomian field, completing our first drilling program with all four (4.0 net) wells successfully brought on production.
- We have completed our drilling and completion activity for 2017, which included the drilling and completion of four (4.0 net) Neocomian wells and one (1.0 net) horizontal sidetrack well in the Vulaines field as well as the completion of four (4.0 net) Champotran wells that were drilled in Q4 2016.
- In addition to the drilling and completion activity, we will continue to focus on workover and optimization activities throughout the remainder of 2017.

**Sales**

- Crude oil in France is priced with reference to Dated Brent.
- Q2 2017 sales per boe decreased versus Q1 2017 as a result of lower Dated Brent prices. The decrease in price was more than offset by higher sales volumes, resulting in an increase in sales.
- Sales per boe for the three and six months ended June 30, 2017 increased versus the comparable periods in 2016 due to stronger Dated Brent pricing. For the three and six months ended June 30, 2017, the increase in price was partially offset by lower sales volumes. Based on anticipated shipment schedules, we expect that the inventory build that occurred in the first half of 2017 will reverse over the course of the year.

**Royalties**

- Royalties in France relate to two components: RCDM (levied on units of production and not subject to changes in commodity prices) and R31 (based on a percentage of sales).
- Royalties as a percentage of sales of 9.8% in Q2 2017 was higher than 8.9% in Q1 2017 as a result of the impact of fixed RCDM royalties coupled with lower realized pricing in the quarter.
- For the three and six months ended June 30, 2017, royalties as a percentage of sales of 9.8% and 9.4%, respectively, were lower than the comparable periods in the prior year (10.7% and 12.1%, respectively) as a result of the impact of fixed RCDM royalties coupled with higher realized pricing in the current year.

**Transportation**

- Transportation expense increased in Q2 2017 compared to Q1 2017 and Q2 2016 due to increased vessel-based shipments of crude oil in the current quarter versus the comparable quarters.
- For the six months ended June 30, 2017, transportation expense decreased compared to the same period in 2016 due to fewer vessel-based shipments of crude oil and the strengthening of the Canadian dollar versus the Euro.

**Operating**

- Operating expense on a per unit basis decreased 8% quarter-over-quarter as the unfavourable foreign exchange impact of the Euro strengthening against the Canadian dollar was offset by higher sales volumes. On a dollar basis, operating expense increased 7% in Q2 2017 compared to Q1 2017 due to the unfavourable foreign exchange impact.
- Operating expense on both a per unit and dollar basis increased in Q2 2017 compared to Q2 2016 largely due to higher electricity costs. For the six months ended June 30, 2017, operating expense on a per unit basis increased year-over-year due to higher electricity costs. On a dollar basis, operating expense decreased due to lower sales volumes.

**General and administration**

- Fluctuations in general and administration expense for all comparable periods were due to the timing of expenditures and allocations from our corporate segment.

**Current income taxes**

- In France, current income taxes are applied to taxable income, after eligible deductions, at a statutory rate of 34.4%. For 2017, the effective rate on current taxes is expected to be between approximately 6% to 8% of pre-tax fund flows from operations. This is subject to change in response to production variations, commodity price fluctuations, the timing of capital expenditures, and other eligible in-country adjustments.
- Current income taxes in Q2 2017 were lower compared to Q1 2017 as increased sales in Q2 2017 were offset by a lower forecasted full year effective tax rate. Current income taxes for the three and six months ended June 30, 2017 were higher than the comparable periods in the prior year due to increased sales in 2017.

## NETHERLANDS BUSINESS UNIT

### Overview
- Entered the Netherlands in 2004.
- Second largest onshore gas producer.
- Interests include 24 onshore licenses and two offshore licenses.
- Licenses include more than 800,000 net acres of land, 95% of which is undeveloped.

### Operational and financial review

| | Three Months Ended | | | % change | | Six Months Ended | | % change |
|---|---|---|---|---|---|---|---|---|
| **Netherlands business unit ($M except as indicated)** | **Jun 30, 2017** | **Mar 31, 2017** | **Jun 30, 2016** | **Q2/17 vs. Q1/17** | **Q2/17 vs. Q2/16** | **Jun 30, 2017** | **Jun 30, 2016** | **2017 vs. 2016** |
| **Production and sales** | | | | | | | | |
| Condensate (bbls/d) | **104** | 76 | 96 | 37% | 8% | **90** | 105 | (14%) |
| Natural gas (mmcf/d) | **31.58** | 39.92 | 49.18 | (21%) | (36%) | **35.73** | 51.29 | (30%) |
| Total (boe/d) | **5,368** | 6,729 | 8,293 | (20%) | (35%) | **6,044** | 8,654 | (30%) |
| **Activity** | | | | | | | | |
| Capital expenditures | **5,973** | 1,712 | 8,566 | 249% | (30%) | **7,685** | 11,562 | (34%) |
| Acquisitions | **(16)** | 16 | - | | | **-** | - | |
| **Financial results** | | | | | | | | |
| Sales | **19,126** | 26,762 | 23,973 | (29%) | (20%) | **45,888** | 51,259 | (10%) |
| Royalties | **(296)** | (419) | (396) | (29%) | (25%) | **(715)** | (856) | (16%) |
| Operating | **(4,892)** | (4,841) | (4,306) | 1% | 14% | **(9,733)** | (10,282) | (5%) |
| General and administration | **(560)** | (596) | (1,223) | (6%) | (54%) | **(1,156)** | (1,996) | (42%) |
| Current income taxes | **(754)** | (907) | (3,260) | (17%) | (77%) | **(1,661)** | (5,460) | (70%) |
| Fund flows from operations | **12,624** | 19,999 | 14,788 | (37%) | (15%) | **32,623** | 32,665 | 0% |
| **Netbacks ($/boe)** | | | | | | | | |
| Sales | **39.16** | 44.19 | 31.77 | (11%) | 23% | **41.94** | 32.55 | 29% |
| Royalties | **(0.61)** | (0.69) | (0.52) | (12%) | 17% | **(0.65)** | (0.54) | 20% |
| Operating | **(10.01)** | (7.99) | (5.71) | 25% | 75% | **(8.90)** | (6.53) | 36% |
| General and administration | **(1.14)** | (0.98) | (1.62) | 16% | (30%) | **(1.06)** | (1.27) | (17%) |
| Current income taxes | **(1.54)** | (1.50) | (4.32) | 3% | (64%) | **(1.52)** | (3.47) | (56%) |
| Fund flows from operations netback | **25.86** | 33.03 | 19.60 | (22%) | 32% | **29.81** | 20.74 | 44% |
| **Realized prices** | | | | | | | | |
| Condensate ($/bbl) | **49.59** | 58.33 | 45.05 | (15%) | 10% | **53.26** | 38.10 | 40% |
| Natural gas ($/mmbtu) | **6.49** | 7.34 | 5.27 | (12%) | 23% | **6.96** | 5.41 | 29% |
| Total ($/boe) | **39.16** | 44.19 | 31.77 | (11%) | 23% | **41.94** | 32.55 | 29% |
| **Reference prices** | | | | | | | | |
| TTF ($/mmbtu) | **6.74** | 7.65 | 5.61 | (12%) | 20% | **7.21** | 5.66 | 27% |
| TTF (€/mmbtu) | **4.56** | 5.43 | 3.86 | (16%) | 18% | **4.99** | 3.81 | 31% |

### Production
- Q2 2017 production decreased 20% quarter-over-quarter and 35% year-over-year due to the restriction of production related to permitting delays and the scheduled major turnaround project at our Garjip Treatment Centre that occurred in June.
- Production in the Netherlands is currently restricted as we await production permits on certain wells.

### Activity review
- Q2 2017 was focused on preparation for our 2017 two (1.0 net) well drilling program, which commenced in early July as well as addressing production permitting delays.
- During the remainder of 2017, we plan to drill two (1.0 net) exploration wells and execute a 220 square kilometre 3D seismic survey.

**Sales**

- The price of our natural gas in the Netherlands is based on the TTF index.
- Q2 2017 sales per boe decreased versus Q1 2017, consistent with a decrease in the TTF reference price.
- Sales per boe for the three and six months ended June 30, 2017 increased versus the comparable periods in the prior year, consistent with increases in the TTF reference price.

**Royalties**

- In the Netherlands, we pay overriding royalties on certain wells. As such, fluctuations in royalty expense in the periods presented primarily relates to the amount of production from those wells subject to overriding royalties.

**Transportation**

- Our production in the Netherlands is not subject to transportation expense as gas is sold at the plant gate.

**Operating**

- Q2 2017 operating expense on a per boe basis increased versus Q1 2017 due to the impact of relatively consistent total amounts of fixed costs on lower volumes and unfavourable foreign exchange variances. In dollars, operating expense was relatively consistent.
- For the three and six months ended June 30, 2017, operating expense on a per boe basis increased versus the comparable periods in the prior year due to the impact of lower volumes. For the three months ended June 30, 2017, operating expense increased as compared to the same quarter in the prior year due to lower cost recoveries from the Garijp Treatment Centre resulting from a reduction in volumes. For the six months ended June 30, 2017, operating expense decreased as compared to the same period in the prior year due to a favourable foreign exchange impact.

**General and administration**

- Fluctuations in general and administration expense for all comparable periods were due to the timing of expenditures and allocations from our corporate segment.

**Current income taxes**

- In the Netherlands, current income taxes are applied to taxable income, after eligible deductions and a 10% uplift deduction applied to operating expenses, eligible G&A and tax deductions for depletion and abandonment retirement obligations, at a tax rate of 50%. For 2017, the effective rate on current taxes is expected to be between approximately 4% and 6% of pre-tax fund flows from operations. This rate is subject to change in response to production variations, commodity price fluctuations, the timing of capital expenditures, and other eligible in-country adjustments.
- Current income taxes in Q2 2017 were lower compared to Q1 2017 due to decreased sales in Q2 2017.
- Current income taxes in the three and six months ended June 30, 2017 were lower compared to the 2016 periods mainly due to a lower forecasted full year effective tax rate in 2017 compared to 2016.

## GERMANY BUSINESS UNIT

### Overview

- Vermilion entered Germany in February 2014.
- Vermilion successfully integrated the December 2016 acquisition of operated and non-operated interests in five oil and three gas producing fields from Engie E&P Deutschland GmbH ("Engie Acquisition"). Vermilion has assumed operatorship of six of the eight producing fields, representing our first operated producing properties in Germany.
- Hold a 25% interest in a four partner consortium. Associated assets include four gas producing fields spanning 11 production licenses as well as an exploration license in surrounding fields. Total license area comprises 204,000 gross acres, of which 85% is in the exploration license.
- Entered into a farm-in agreement in July 2015 that provides Vermilion with participating interest in 18 onshore exploration licenses in northwest Germany, comprising approximately 850,000 net undeveloped acres of oil and natural gas rights. Vermilion will operate 11 of the 18 licenses during the exploration phase.
- Awarded an exploration license in Lower Saxony in March 2017 comprising 50,000 net acres surrounding the operated oil fields acquired in December 2016.

### Operational and financial review

| | Three Months Ended | | | % change | | Six Months Ended | | % change |
|---|---|---|---|---|---|---|---|---|
| **Germany business unit ($M except as indicated)** | **Jun 30, 2017** | **Mar 31, 2017** | **Jun 30, 2016** | **Q2/17 vs. Q1/17** | **Q2/17 vs. Q2/16** | **Jun 30, 2017** | **Jun 30, 2016** | **2017 vs. 2016** |
| **Production** | | | | | | | | |
| Crude oil (bbls/d) | **1,047** | 989 | - | 6% | 100% | **1,018** | - | 100% |
| Natural gas (mmcf/d) | **19.86** | 19.39 | 14.31 | 2% | 39% | **19.63** | 15.13 | 30% |
| Total (boe/d) | **4,357** | 4,220 | 2,385 | 3% | 83% | **4,289** | 2,522 | 70% |
| **Production mix (% of total)** | | | | | | | | |
| Crude oil | **24%** | 23% | - | | | **24%** | - | |
| Natural gas | **76%** | 77% | 100% | | | **76%** | 100% | |
| **Activity** | | | | | | | | |
| Capital expenditures | **326** | 906 | 592 | (64%) | (45%) | **1,232** | 1,131 | 9% |
| **Financial results** | | | | | | | | |
| Sales | **16,167** | 17,968 | 6,280 | (10%) | 157% | **34,135** | 13,972 | 144% |
| Royalties | **(1,228)** | (1,368) | (964) | (10%) | 27% | **(2,596)** | (1,831) | 42% |
| Transportation | **(1,955)** | (1,485) | (1,051) | 32% | 86% | **(3,440)** | (1,938) | 78% |
| Operating | **(5,753)** | (4,921) | (2,506) | 17% | 130% | **(10,674)** | (5,099) | 109% |
| General and administration | **(2,099)** | (1,880) | (2,474) | 12% | (15%) | **(3,979)** | (4,902) | (19%) |
| Fund flows from operations | **5,132** | 8,314 | (715) | (38%) | N/A | **13,446** | 202 | 6,556% |
| **Netbacks ($/boe)** | | | | | | | | |
| Sales | **41.96** | 47.30 | 28.94 | (11%) | 45% | **44.61** | 30.44 | 47% |
| Royalties | **(3.19)** | (3.60) | (4.44) | (11%) | (28%) | **(3.39)** | (3.99) | (15%) |
| Transportation | **(5.07)** | (3.91) | (4.84) | 30% | 5% | **(4.50)** | (4.22) | 7% |
| Operating | **(14.93)** | (12.96) | (11.55) | 15% | 29% | **(13.95)** | (11.11) | 26% |
| General and administration | **(5.45)** | (4.95) | (11.40) | 10% | (52%) | **(5.20)** | (10.68) | (51%) |
| Fund flows from operations netback | **13.32** | 21.88 | (3.29) | (39%) | N/A | **17.57** | 0.44 | 3,893% |
| **Realized prices** | | | | | | | | |
| Crude oil ($/bbl) | **61.34** | 65.62 | - | (7%) | 100% | **63.54** | - | 100% |
| Natural gas ($/mmbtu) | **6.09** | 6.95 | 4.82 | (12%) | 26% | **6.51** | 5.07 | 28% |
| Total ($/boe) | **41.96** | 47.30 | 28.94 | (11%) | 45% | **44.61** | 30.44 | 47% |
| **Reference prices** | | | | | | | | |
| Dated Brent (US $/bbl) | **49.83** | 53.78 | 45.57 | (7%) | 9% | **51.81** | 39.73 | 30% |
| Dated Brent ($/bbl) | **67.01** | 71.15 | 58.72 | (6%) | 14% | **69.10** | 52.91 | 31% |
| TTF ($/mmbtu) | **6.74** | 7.65 | 5.61 | (12%) | 20% | **7.21** | 5.66 | 27% |
| TTF (€/mmbtu) | **4.56** | 5.43 | 3.86 | (16%) | 18% | **4.99** | 3.81 | 31% |

**Production**

- Q2 2017 production increased 3% from the prior quarter due to well optimization activities and 83% year-over-year due to production additions from the Engie Acquisition that closed December 2016.

**Activity review**

- Q2 2017 activity focused on the identification of optimization opportunities on the acquired assets.
- In 2017, we plan to continue our ongoing analysis of the geologic data associated with the farm-in assets and to continue integration activities associated with the asset acquisition. We will also continue permitting and pre-drill activities associated with our first operated well in Germany, Burgmoor Z5 (25% working interest) in the Dümmersee-Uchte area, which we plan to drill in 2018 or 2019.

**Sales**

- The price of our natural gas in Germany is based on the TTF index. Crude oil in Germany is priced with reference to Dated Brent.
- Q2 2017 sales per boe decreased versus Q1 2017, consistent with decreases in the Dated Brent and TTF reference prices.
- Sales per boe for the three and six months ended June 30, 2017 increased as a result of stronger TTF prices and the addition of crude oil production in 2017.

**Royalties**

- Our production in Germany is subject to state and private royalties on sales after certain eligible deductions.
- Q2 2017 royalties as a percentage of sales remained consistent with Q1 2017 at 7.6%.
- Royalties as a percentage of sales for the three and six months ended June 30, 2017 of 7.6% decreased from 15.4% and 13.1% in the comparable periods in 2016 due to lower royalties associated with the crude oil properties acquired in December 2016.

**Transportation**

- Transportation expense in Germany relates to costs incurred to deliver natural gas from the processing facility to the customer and deliver crude oil to the refinery.
- Q2 2017 transportation expense increased versus Q1 2017 on both a per unit and dollar basis due to a prior period amendment relating to 2016 recorded in the current quarter.
- For the three and six months ended June 30, 2017, transportation expense on a per boe basis increased 5% and 7% versus the comparable periods in the prior year due to the prior period amendment as well as the aforementioned acquisition.

**Operating**

- Operating expense increased in Q2 2017 versus Q1 2017 on both a per unit and dollar basis due to higher maintenance activity as compared to Q1 2017 and unfavourable foreign exchange variances.
- For the three and six months ended June 30, 2017, operating expense on both a per unit and dollar basis increased versus the comparable periods in the prior year due to the aforementioned acquisition.

**General and administration**

- Fluctuations in general and administration expense for all comparable periods were due to the timing of expenditures and allocations from our corporate segment.
- On a per unit basis, general and administration costs have improved compared to 2016 as a result of our growing production base in Germany.

**Current income taxes**

- As a result of our tax pools in Germany, we do not expect to incur current income taxes in the Germany Business Unit for the foreseeable future.

## IRELAND BUSINESS UNIT

**Overview**

- Vermilion entered Ireland in 2009.
- Initial investment was an 18.5% non-operating interest in the offshore Corrib gas field located approximately 83 km off the northwest coast of Ireland.
- On July 12, 2017 Vermilion and Canada Pension Plan Investment Board ("CPPIB") announced a strategic partnership that is expected to result in Vermilion increasing ownership in Corrib to 20% and taking over operatorship upon close of the acquisition.
- Project comprises six offshore wells, offshore and onshore sales and transportation pipeline segments as well as a natural gas processing facility.
- Production volumes reached full plant capacity of approximately 65 mmcf/d (10,900 boe/d), net to Vermilion, at the end of Q2 2016.

**Operational and financial review**

| | Three Months Ended | | | % change | | Six Months Ended | | % change |
|---|---|---|---|---|---|---|---|---|
| **Ireland business unit ($M except as indicated)** | **Jun 30, 2017** | **Mar 31, 2017** | **Jun 30, 2016** | **Q2/17 vs. Q1/17** | **Q2/17 vs. Q2/16** | **Jun 30, 2017** | **Jun 30, 2016** | **2017 vs. 2016** |
| **Production and sales** | | | | | | | | |
| Natural gas (mmcf/d) | **63.81** | 64.82 | 47.26 | (2%) | 35% | **64.31** | 40.58 | 58% |
| Total (boe/d) | **10,634** | 10,803 | 7,877 | (2%) | 35% | **10,718** | 6,763 | 58% |
| **Activity** | | | | | | | | |
| Capital expenditures | **(73)** | (804) | 2,172 | (91%) | N/A | **(877)** | 5,248 | N/A |
| **Financial results** | | | | | | | | |
| Sales | **36,671** | 44,648 | 23,360 | (18%) | 57% | **81,319** | 40,364 | 101% |
| Transportation | **(1,258)** | (1,199) | (1,574) | 5% | (20%) | **(2,457)** | (3,213) | (24%) |
| Operating | **(4,903)** | (3,999) | (5,177) | 23% | (5%) | **(8,902)** | (8,803) | 1% |
| General and administration | **(695)** | (438) | (1,106) | 59% | (37%) | **(1,133)** | (2,294) | (51%) |
| Fund flows from operations | **29,815** | 39,012 | 15,503 | (24%) | 92% | **68,827** | 26,054 | 164% |
| **Netbacks ($/boe)** | | | | | | | | |
| Sales | **37.90** | 45.92 | 32.59 | (17%) | 16% | **41.92** | 32.79 | 28% |
| Transportation | **(1.30)** | (1.23) | (2.20) | 6% | (41%) | **(1.27)** | (2.61) | (51%) |
| Operating | **(5.07)** | (4.11) | (7.22) | 23% | (30%) | **(4.59)** | (7.15) | (36%) |
| General and administration | **(0.72)** | (0.45) | (1.54) | 60% | (53%) | **(0.58)** | (1.86) | (69%) |
| Fund flows from operations netback | **30.81** | 40.13 | 21.63 | (23%) | 42% | **35.48** | 21.17 | 68% |
| **Reference prices** | | | | | | | | |
| NBP ($/mmbtu) | **6.52** | 7.96 | 5.78 | (18%) | 13% | **7.26** | 5.88 | 23% |
| NBP (€/mmbtu) | **4.41** | 5.64 | 3.97 | (22%) | 11% | **5.02** | 3.96 | 27% |

**Production**

- Natural gas began to flow from our Corrib gas project on December 30, 2015 and production volumes reached full plant capacity of approximately 65 mmcf/d (10,900 boe/d), net to Vermilion at the end of Q2 2016.
- Q2 2017 production was in-line with prior quarter production and increased 35% year-over-year as Q2 2016 production volumes were restricted during the commissioning period that occurred in the first half of 2016.
- Production results continued to benefit from better-than-expected well deliverability and minimal downtime.

**Activity review**

- On July 12, 2017 Vermilion and CPPIB announced a strategic partnership in Corrib, whereby CPPIB will acquire Shell Exploration Company B.V.'s 45% interest in Corrib for total cash consideration of €830 million, subject to customary closing adjustments and future contingent value payments based on performance and realized pricing. At closing, Vermilion expects to assume operatorship of Corrib. In addition to operatorship, CPPIB plans to transfer a 1.5% working interest to Vermilion for €19.4 million ($28.4 million), before closing adjustments. Vermilion's incremental 1.5% ownership of Corrib would represent approximately 850 boe/d (100% gas) based on 2017 production expectations for Corrib. The acquisition has an effective date of January 1, 2017 and is anticipated to close in the first half of 2018.
- There is limited capital activity planned for 2017.

**Sales**

- The price of our natural gas in Ireland is based on the NBP index.
- Q2 2017 sales per boe decreased relative to Q1 2017, consistent with decreases in the NBP reference price.
- Sales per boe for three and six months ended June 30, 2017 increased relative to the comparable periods in the prior year, consistent with increases in the NBP reference price.

**Royalties**

- Our production in Ireland is not subject to royalties.

**Transportation**

- Transportation expense in Ireland relates to payments under a ship-or-pay agreement related to the Corrib project.
- Q2 2017 transportation expense was consistent with Q1 2017 in Euros, and the increase in Canadian dollars was solely due to the impact of the strengthening Euro versus the Canadian dollar.
- Transportation expense for the three and six months ended June 30, 2017 decreased relative to the comparable periods in the prior year due a decrease in the current year ship-or-pay obligation.

**Operating**

- Q2 2017 operating expense on a per unit and dollar basis increased as compared to Q1 2017 due to general operations and onshore maintenance activities, as well as unfavourable foreign exchange variances.
- Operating expense on a per unit basis decreased for the three and six months ended June 30, 2017 versus the comparable periods in 2016 as a result of increased production. Operating expense on a dollar basis was relatively consistent with the comparable periods.

**General and administration**

- Fluctuations in general and administration expense for all comparable periods were due to the timing of expenditures and allocations from our corporate segment.

**Current income taxes**

- As a result of our tax pools in Ireland, we do not expect to incur current income taxes in the Ireland Business Unit for the foreseeable future.

## AUSTRALIA BUSINESS UNIT

### Overview

- Entered Australia in 2005.
- Hold a 100% operated working interest in the Wandoo field, located approximately 80 km offshore on the northwest shelf of Australia.
- Production is operated from two off-shore platforms, and originates from 18 well bores and five lateral sidetrack wells.
- Wells that utilize horizontal legs (ranging in length from 500 to 3,000 plus metres) are located 600 metres below the seabed in approximately 55 metres of water depth.

### Operational and financial review

| | Three Months Ended | | | % change | | Six Months Ended | | % change |
|---|---|---|---|---|---|---|---|---|
| **Australia business unit ($M except as indicated)** | **Jun 30, 2017** | **Mar 31, 2017** | **Jun 30, 2016** | **Q2/17 vs. Q1/17** | **Q2/17 vs. Q2/16** | **Jun 30, 2017** | **Jun 30, 2016** | **2017 vs. 2016** |
| **Production** | | | | | | | | |
| Crude oil (bbls/d) | **6,054** | 6,581 | 6,083 | (8%) | - | **6,316** | 6,132 | 3% |
| **Sales** | | | | | | | | |
| Crude oil (bbls/d) | **7,400** | 5,041 | 6,021 | 47% | 23% | **6,227** | 5,345 | 17% |
| **Inventory (mbbls)** | | | | | | | | |
| Opening crude oil inventory | **253** | 115 | 213 | 120% | 19% | **115** | 75 | 53% |
| Crude oil production | **550** | 592 | 554 | (7%) | (1%) | **1,143** | 1,116 | 2% |
| Crude oil sales | **(672)** | (454) | (549) | 48% | 22% | **(1,127)** | (973) | 16% |
| Closing crude oil inventory | **131** | 253 | 218 | | | **131** | 218 | |
| **Activity** | | | | | | | | |
| Capital expenditures | **9,158** | 3,438 | 39,939 | 166% | (77%) | **12,596** | 47,766 | (74%) |
| Gross wells drilled | **-** | - | 2.00 | | | **-** | 2.00 | |
| Net wells drilled | **-** | - | 2.00 | | | **-** | 2.00 | |
| **Financial results** | | | | | | | | |
| Sales | **48,061** | 34,987 | 33,713 | 37% | 43% | **83,048** | 53,648 | 55% |
| Operating | **(15,639)** | (10,036) | (12,100) | 56% | 29% | **(25,675)** | (19,591) | 31% |
| General and administration | **(896)** | (2,430) | (1,788) | (63%) | (50%) | **(3,326)** | (3,113) | 7% |
| Current income taxes | **(7,660)** | (6,830) | (1,270) | 12% | 503% | **(14,490)** | (2,175) | 566% |
| Fund flows from operations | **23,866** | 15,691 | 18,555 | 52% | 29% | **39,557** | 28,769 | 37% |
| **Netbacks ($/boe)** | | | | | | | | |
| Sales | **71.37** | 77.11 | 61.53 | (7%) | 16% | **73.68** | 55.15 | 34% |
| Operating | **(23.22)** | (22.12) | (22.08) | 5% | 5% | **(22.78)** | (20.14) | 13% |
| General and administration | **(1.33)** | (5.35) | (3.26) | (75%) | (59%) | **(2.95)** | (3.20) | (8%) |
| PRRT | **(9.61)** | (11.98) | (0.26) | (20%) | 3,596% | **(10.56)** | (0.28) | 3,671% |
| Corporate income taxes | **(1.77)** | (3.08) | (2.05) | (43%) | (14%) | **(2.30)** | (1.96) | 17% |
| Fund flows from operations netback | **35.44** | 34.58 | 33.88 | 2% | 5% | **35.09** | 29.57 | 19% |
| **Reference prices** | | | | | | | | |
| Dated Brent (US $/bbl) | **49.83** | 53.78 | 45.57 | (7%) | 9% | **51.81** | 39.73 | 30% |
| Dated Brent ($/bbl) | **67.01** | 71.15 | 58.72 | (6%) | 14% | **69.10** | 52.91 | 31% |

### Production

- Q2 2017 production decreased 8% quarter-over-quarter and was consistent with Q2 2016.
- Production volumes are managed within corporate targets while meeting customer demands and the requirements of long-term supply agreements.
- We continue to plan for long-term production levels of between 6,000 and 8,000 bbls/d.

### Activity review

- Q2 2017 efforts were largely focused on facilities enhancement, including work relating to platform life extension.
- Following our successful 2015 and 2016 drilling campaigns, we do not expect to drill any additional wells in Australia until 2019.
- 2017 activity will be focused on adding value through asset optimization and targeted proactive maintenance.

**Sales**

- Crude oil in Australia is priced with reference to Dated Brent.
- Q2 2017 sales per boe decreased versus Q1 2017, consistent with lower Dated Brent prices. This decrease in price was more than offset by higher sales volumes due to a 122,000 bbl inventory draw during Q2 as compared to a 138,000 bbl build in Q1.
- Sales per boe for the three and six months ended June 30, 2017 increased versus the comparable periods in the prior year, consistent with higher Dated Brent prices. In both periods, the increase in price was coupled with higher sales volumes, resulting in a greater increase in sales.

**Royalties and transportation**

- Our production in Australia is not subject to royalties or transportation expense as crude oil is sold directly at the Wandoo B platform.

**Operating**

- Operating expense on a per unit basis increased versus all comparable periods due to the timing of maintenance work. On a dollar basis, operating expense increased due to higher sales volumes.

**General and administration**

- Fluctuations in general and administration expense for all comparable periods were due to the timing of expenditures and allocations from our corporate segment.

**Current income taxes**

- In Australia, current income taxes include both PRRT and corporate income taxes. PRRT is a profit based tax applied at a rate of 40% on sales less eligible expenditures, including operating expenses and capital expenditures. Corporate income taxes are applied at a rate of 30% on taxable income after eligible deductions, which include PRRT paid.
- For 2017, the effective tax rate for current income taxes is expected to be between approximately 25% and 27% of pre-tax fund flows from operations. This is subject to change in response to production variations, commodity price fluctuations, the timing of capital expenditures and other eligible in-country adjustments.
- Current income taxes in the three and six months ended June 30, 2017 were higher versus the comparable periods due to increased sales.

## UNITED STATES BUSINESS UNIT

### Overview
- Entered the United States in September 2014.
- Interests include approximately 94,600 net acres of land (97% undeveloped) in the Powder River Basin of northeastern Wyoming.
- Tight oil development targeting the Turner Sand at a depth of approximately 1,500 metres.

### Operational and financial review

| United States business unit ($M except as indicated) | Three Months Ended Jun 30, 2017 | Mar 31, 2017 | Jun 30, 2016 | % change Q2/17 vs. Q1/17 | Q2/17 vs. Q2/16 | Six Months Ended Jun 30, 2017 | Jun 30, 2016 | % change 2017 vs. 2016 |
|---|---|---|---|---|---|---|---|---|
| **Production and sales** | | | | | | | | |
| Crude oil (bbls/d) | **747** | 365 | 458 | 105% | 63% | **557** | 413 | 35% |
| NGLs (bbls/d) | **76** | 24 | 26 | 217% | 192% | **50** | 33 | 52% |
| Natural gas (mmcf/d) | **0.44** | 0.20 | 0.20 | 120% | 119% | **0.32** | 0.23 | 40% |
| Total (boe/d) | **896** | 422 | 518 | 112% | 73% | **660** | 484 | 36% |
| **Activity** | | | | | | | | |
| Capital expenditures | **5,155** | 11,539 | 1,636 | (55%) | 215% | **16,694** | 6,737 | 148% |
| Acquisitions | **49** | 2,013 | 5,432 | | | **2,062** | 5,547 | |
| Gross wells drilled | **-** | 3.00 | - | | | **3.00** | - | |
| Net wells drilled | **-** | 3.00 | - | | | **3.00** | - | |
| **Financial results** | | | | | | | | |
| Sales | **4,108** | 2,126 | 2,207 | 93% | 86% | **6,234** | 3,440 | 81% |
| Royalties | **(1,160)** | (599) | (661) | 94% | 75% | **(1,759)** | (1,031) | 71% |
| Operating | **(387)** | (285) | (302) | 36% | 28% | **(672)** | (581) | 16% |
| General and administration | **(1,127)** | (1,005) | (697) | 12% | 62% | **(2,132)** | (1,829) | 17% |
| Fund flows from operations | **1,434** | 237 | 547 | 505% | 162% | **1,671** | (1) | N/A |
| **Netbacks ($/boe)** | | | | | | | | |
| Sales | **50.37** | 55.99 | 46.80 | (10%) | 8% | **52.15** | 39.03 | 34% |
| Royalties | **(14.21)** | (15.79) | (14.02) | (10%) | 1% | **(14.71)** | (11.70) | 26% |
| Operating | **(4.74)** | (7.51) | (6.39) | (37%) | (26%) | **(5.62)** | (6.59) | (15%) |
| General and administration | **(13.82)** | (26.46) | (14.77) | (48%) | (6%) | **(17.83)** | (20.76) | (14%) |
| Fund flows from operations netback | **17.60** | 6.23 | 11.62 | 183% | 51% | **13.99** | (0.02) | N/A |
| **Realized prices** | | | | | | | | |
| Crude oil ($/bbl) | **58.05** | 61.68 | 52.56 | (6%) | 10% | **59.23** | 45.09 | 31% |
| NGLs ($/bbl) | **14.70** | 25.67 | 3.25 | (43%) | 352% | **17.32** | 4.18 | 314% |
| Natural gas ($/mmbtu) | **1.55** | 2.48 | 0.37 | (38%) | 319% | **1.84** | 0.54 | 241% |
| Total ($/boe) | **50.37** | 55.99 | 46.80 | (10%) | 8% | **52.15** | 39.03 | 34% |
| **Reference prices** | | | | | | | | |
| WTI (US $/bbl) | **48.28** | 51.92 | 45.59 | (7%) | 6% | **50.10** | 39.52 | 27% |
| WTI ($/bbl) | **64.92** | 68.69 | 58.75 | (5%) | 11% | **66.82** | 52.63 | 27% |
| Henry Hub (US $/mmbtu) | **3.18** | 3.31 | 1.95 | (4%) | 63% | **3.25** | 2.02 | 61% |
| Henry Hub ($/mmbtu) | **4.28** | 4.38 | 2.52 | (2%) | 70% | **4.33** | 2.69 | 61% |

### Production
- Q2 2017 production increased 112% from the prior quarter and 73% year-over-year as a result of production additions from our three (3.0 net) well drilling program.

### Activity
- In Q2 2017, we brought on production three (3.0 net) wells targeting the light oil bearing Turner Sand in the Powder River Basin. The wells were completed late in the first quarter and into the second quarter with frac stages ranging from 31 to 40 stages per well.
- In Q4 2016, we completed the Seedy Draw East Federal well. The nearly 1,400 metre horizontal lateral was stimulated with 32 frac stages, but due to a screen-out during treatment, only 23 stages were completed. We initiated the clean out of sand from this well during the first quarter resulting in an additional 18 stages being completed. The well was returned to production in Q2 2017.

**Sales**

- The price of crude oil in the United States is directly linked to WTI, but is also subject to market conditions in the United States.
- Q2 2017 sales per boe decreased versus Q1 2017 consistent with lower crude oil prices.
- For the three and six months ended June 30, 2017, sales per boe increased relative to the comparable periods in the prior year, consistent with stronger crude oil pricing.

**Royalties**

- Our production in the United States is subject to federal and private royalties, severance tax, and ad valorem tax.
- Royalties (including severance and ad valorem taxes) as a percentage of sales for Q2 2017 of 28.2% was consistent with Q1 2017.
- For the three and six months ended June 30, 2017, royalties as a percentage of sales decreased to 28.2% from 30.0% in the comparable periods in the prior year. This decrease is a result of our purchase of overriding royalty interests (ranging from 0.83% to 5%) for US$1.5 million, effective January 1, 2017. On a go-forward basis, we expect royalties as a percentage of sales to remain at approximately 28%.

**Operating**

- Operating expense on a per unit basis decreased across all periods presented due to the impact of fixed costs on higher volumes. In dollars, the increase in operating expense across all periods presented was consistent with higher production.

**General and administration**

- Fluctuations in general and administration expense for all comparable periods were due to the timing of expenditures and allocations from our corporate segment.

**Current income taxes**

- As a result of our tax pools in the United States, we do not expect to incur current income taxes in the United States Business Unit for the foreseeable future.

## CORPORATE

### Overview

- Our Corporate segment includes costs related to our global hedging program, financing expenses, and general and administration expenses that are primarily incurred in Canada and are not directly related to the operations of our business units. Expenditures relating to our activities in Central and Eastern Europe are also included in the Corporate segment.

### Financial review

| CORPORATE ($M) | Three Months Ended Jun 30, 2017 | Three Months Ended Mar 31, 2017 | Three Months Ended Jun 30, 2016 | Six Months Ended Jun 30, 2017 | Six Months Ended Jun 30, 2016 |
|---|---|---|---|---|---|
| **Activity** | | | | | |
| Capital expenditures | **1,055** | 725 | 418 | **1,780** | 418 |
| Acquisitions | **25** | 15 | 2,322 | **40** | 2,322 |
| **Financial Results** | | | | | |
| General and administration (expense) recovery | **(950)** | (2,034) | 834 | **(2,984)** | 1,255 |
| Current income taxes | **(271)** | (194) | (257) | **(465)** | (406) |
| Interest expense | **(15,508)** | (14,695) | (13,647) | **(30,203)** | (28,397) |
| Realized gain (loss) on derivatives | **5,342** | (1,851) | 21,501 | **3,491** | 49,924 |
| Realized foreign exchange gain | **981** | 2,546 | 1,329 | **3,527** | 677 |
| Realized other income | **252** | 42 | 62 | **294** | 167 |
| Fund flows from operations | **(10,154)** | (16,186) | 9,822 | **(26,340)** | 23,220 |

### General and administration

- Fluctuations in general and administration costs for the three and six months ended June 30, 2017 versus all comparable periods were due to allocations to the various business unit segments.

### Current income taxes

- Taxes in our corporate segment relate to holding companies that pay current taxes in foreign jurisdictions.

### Interest expense

- The increase in interest expense for the three and six months ended June 30, 2017 versus all comparable periods was primarily due to the recognition of a full quarter of interest on the senior unsecured notes issued in Q1 2017, which bear interest at a higher rate than the revolving credit facility.

### Realized gain or loss on derivatives

- The realized gain on derivatives for the three and six months ended June 30, 2017 related primarily to amounts received on our crude oil hedges. Additionally, the realized gain on derivatives for the three months ended June 30, 2017 also related to amounts received on our European natural gas hedges.
- A listing of derivative positions as at June 30, 2017 is included in “Supplemental Table 2” of this MD&A.

## FINANCIAL PERFORMANCE REVIEW

| ($M except per share) | Three Months Ended Jun 30, 2017 | Mar 31, 2017 | Dec 31, 2016 | Sep 30, 2016 | Jun 30, 2016 | Mar 31, 2016 | Dec 31, 2015 | Sep 30, 2015 |
|---|---|---|---|---|---|---|---|---|
| Petroleum and natural gas sales | **271,391** | 261,601 | 259,891 | 232,660 | 212,855 | 177,385 | 234,319 | 245,051 |
| Net earnings (loss) | **48,264** | 44,540 | (4,032) | (14,475) | (55,696) | (85,848) | (142,080) | (83,310) |
| Net earnings (loss) per share | | | | | | | | |
| Basic | **0.40** | 0.38 | (0.03) | (0.12) | (0.48) | (0.76) | (1.28) | (0.76) |
| Diluted | **0.39** | 0.37 | (0.03) | (0.12) | (0.48) | (0.76) | (1.28) | (0.76) |

The following table shows a reconciliation from fund flows from operations to net earnings (loss):

| | Three Months Ended | | | Six Months Ended | |
|---|---|---|---|---|---|
| | Jun 30, 2017 | Mar 31, 2017 | Jun 30, 2016 | Jun 30, 2017 | Jun 30, 2016 |
| Fund flows from operations | **147,123** | 143,434 | 126,568 | **290,557** | 220,235 |
| Equity based compensation | **(13,896)** | (18,738) | (13,267) | **(32,634)** | (34,104) |
| Unrealized gain (loss) on derivative instruments | **23,283** | 79,865 | (72,436) | **103,148** | (63,382) |
| Unrealized foreign exchange gain (loss) | **38,616** | (4,518) | (2,804) | **34,098** | (1,234) |
| Unrealized other expense | **(210)** | (30) | (20) | **(240)** | (107) |
| Accretion | **(6,748)** | (6,382) | (6,025) | **(13,130)** | (12,134) |
| Depletion and depreciation | **(126,269)** | (115,409) | (131,793) | **(241,678)** | (257,591) |
| Deferred taxes | **(13,635)** | (33,682) | 44,081 | **(47,317)** | 21,535 |
| Impairment | **-** | - | - | **-** | (14,762) |
| **Net earnings (loss)** | **48,264** | 44,540 | (55,696) | **92,804** | (141,544) |

The fluctuations in net income from period-to-period are caused by changes in both cash and non-cash based income and charges. Cash based items are reflected in fund flows from operations. Non-cash items include: equity based compensation expense, unrealized gains and losses on derivative instruments, unrealized foreign exchange gains and losses, accretion, depletion and depreciation expense, and deferred taxes. In addition, non-cash items may also include amounts resulting from business combinations or charges resulting from impairment or impairment reversals.

***Equity based compensation***

Equity based compensation expense relates primarily to non-cash compensation expense attributable to long-term incentives granted to directors, officers, and employees under the Vermilion Incentive Plan ("VIP").

Equity based compensation in Q2 2017 decreased as compared to Q1 2017 due to the absence of the settlement of the employee bonus plan with equity that occurred in Q1 2017. For the six months ended June 30, 2017, the decrease in equity based compensation is primarily due to a reduction in the value of VIP outstanding.

***Unrealized gain or loss on derivative instruments***

Unrealized gain or loss on derivative instruments arise as a result of changes in forecasted future commodity prices. As Vermilion uses derivative instruments to manage the commodity price exposure of our future crude oil and natural gas production, we will normally recognize unrealized gains on derivative instruments when forecasted future commodity prices decline and vice-versa.

For the six months ended June 30, 2017, we recognized an unrealized gain on derivative instruments of $103.1 million. This unrealized gain resulted from lower forward prices for crude oil and European natural gas as at June 30, 2017. As at June 30, 2017, we have a net derivative asset position of $33.5 million as compared to a net derivative liability position of $69.7 million as at December 31, 2016.

***Unrealized foreign exchange gain or loss***

As a result of Vermilion's international operations, Vermilion has monetary assets and liabilities denominated in currencies other than the Canadian dollar. These monetary assets and liabilities include cash, receivables, payables, long-term debt, derivative instruments and intercompany loans, primarily denominated in the US dollar and Euro.

Unrealized foreign exchange gains and losses result from translating these monetary assets and liabilities from their underlying currency to the functional currency of Vermilion and its subsidiaries. Unrealized foreign exchange primarily results from the translation of Euro denominated financial assets and US dollar denominated financial liabilities. As such, an appreciation in the Euro against the Canadian dollar will result in an unrealized foreign exchange gain while an appreciation in the US dollar against the Canadian dollar will result in an unrealized foreign exchange loss (and vice-versa).

As at June 30, 2017, the Canadian dollar weakened against the Euro but strengthened against the US dollar for both the three and six month periods, resulting in unrealized foreign exchange gains in both periods.

***Accretion***

Accretion expense is recognized to update the present value of the asset retirement obligation balance. Accretion expense was relatively consistent with all comparative periods.

***Depletion and depreciation***

Depletion and depreciation expense is recognized to allocate the capitalized cost of extracting natural resources and the cost of material assets over the useful life of the respective assets. Fluctuations in depletion and depreciation expense are primarily the result of changes in produced crude oil and natural gas volumes and changes in depletion and depreciation rates. Fluctuations in depletion and depreciation rates are primarily the result of changes in reserves and future development costs.

Depletion and depreciation on a per boe basis for Q2 2017 of $20.30 was relatively consistent with $20.71 in Q1 2017. For the three and six months ended June 30, 2017, depletion and depreciation on a per boe basis of $20.30 and $20.49, respectively, were lower than $22.80 and $22.23 in the respective comparable periods in 2016 due to reduced depletion and depreciation rates as a result of increased reserves coupled with lower estimated future development costs.

***Deferred tax***

Deferred tax recovery arises primarily as a result of changes in the accounting basis and tax basis for capital assets and asset retirement obligations and changes in available tax losses.

## FINANCIAL POSITION REVIEW

**Balance sheet strategy**

We believe that our balance sheet supports our defined growth initiatives and our focus is on managing and maintaining a conservative balance sheet. To ensure that our balance sheet continues to support our defined growth initiatives, we regularly review whether forecasted fund flows from operations is sufficient to finance planned capital expenditures, dividends, and abandonment and reclamation expenditures. To the extent that forecasted fund flows from operations is not expected to be sufficient to fulfill such expenditures, we will evaluate our ability to finance any shortfall with debt (including borrowing using the unutilized capacity of our existing revolving credit facility), issue equity, or by reducing some or all categories of expenditures to ensure that total expenditures do not exceed available funds.

To ensure that we maintain a conservative balance sheet, we monitor the ratio of net debt to fund flows from operations and typically strive to maintain an internally targeted ratio of approximately 1.0 to 1.5 in a normalized commodity price environment. Where prices trend higher, we may target a lower ratio and conversely, in a lower commodity price environment, an acceptable ratio may be higher. At times, we will use our balance sheet to finance acquisitions and, in these situations, we are prepared to accept a higher ratio in the short term but will implement a strategy to reduce the ratio to acceptable levels within a reasonable period of time, usually considered to be no more than 12 to 24 months. This plan could potentially include an increase in hedging activities, a reduction in capital expenditures, an issuance of equity or the utilization of excess fund flows from operations to reduce outstanding indebtedness.

In the current low commodity price environment, Vermilion's net debt to fund flows from operations ratio is expected to be higher than the internally targeted ratio. During this period, Vermilion will remain focused on maintaining a strong balance sheet by aligning capital expenditures and net dividends within forecasted fund flows from operations, which is continually monitored for revised forward price estimates, as well as by hedging additional volumes to maintain a diversified commodity portfolio.

The balances recognized on our balance sheet are as follows:

| | As at | |
|---|---|---|
| ($M) | Jun 30, 2017 | Dec 31, 2016 |
| Revolving credit facility | **879,169** | 1,362,192 |
| Senior unsecured notes | **383,066** | - |
| Long-term debt | **1,262,235** | 1,362,192 |

***Revolving Credit Facility***
As at June 30, 2017, Vermilion had in place a bank revolving credit facility maturing May 31, 2021 with the following terms:

| ($M) | As at Jun 30, 2017 | As at Dec 31, 2016 |
|---|---|---|
| Total facility amount | **1,400,000** | 2,000,000 |
| Amount drawn | **(879,169)** | (1,362,192) |
| Letters of credit outstanding | **(4,500)** | (20,100) |
| Unutilized capacity | **516,331** | 617,708 |

In April of 2017, we negotiated an extension of our revolving credit facility with our syndicate of lenders from May 31, 2019 to May 31, 2021. Further, as a result of projected liquidity requirements and the proceeds from our senior unsecured notes issuance, we elected to reduce the total facility amount from $2.0 billion to $1.4 billion.

As at June 30, 2017, the revolving credit facility was subject to the following covenants:

| Financial covenant | Limit | As at June 30, 2017 | As at Dec 31, 2016 |
|---|---|---|---|
| Consolidated total debt to consolidated EBITDA | 4.0 | **1.91** | 2.36 |
| Consolidated total senior debt to consolidated EBITDA | 3.5 | **1.30** | 2.32 |
| Consolidated total senior debt to total capitalization | 55% | **30%** | 46% |

Our covenants include financial measures defined within our revolving credit facility agreement that are not defined under IFRS. These financial measures are defined by our revolving credit facility agreement as follows:

- Consolidated total debt: Includes all amounts classified as "Long-term debt" and "Finance lease obligation" on our balance sheet.
- Consolidated total senior debt: Defined as consolidated total debt excluding unsecured and subordinated debt.
- Consolidated EBITDA: Defined as consolidated net earnings before interest, income taxes, depreciation, accretion and certain other non-cash items.
- Total capitalization: Includes all amounts on our balance sheet classified as "Shareholders' equity" plus consolidated total debt as defined above.

**Senior Unsecured Notes**

On March 13, 2017, Vermilion issued US $300 million of senior unsecured notes at par. The notes bear interest at a rate of 5.625% per annum, to be paid semi-annually on March 15 and September 15, and mature on March 15, 2025. As direct senior unsecured obligations of Vermilion, the notes rank equally in right of payment with existing and future senior indebtedness of the Company.

The senior unsecured notes were recognized at amortized cost and include the transaction costs directly related to the issuance.

Vermilion may, at its option, redeem the notes prior to maturity as follows:
- Prior to March 15, 2020, Vermilion may redeem up to 35% of the original principal amount of the senior unsecured notes with the proceeds of certain equity offerings by the Company at a redemption price of 105.625% of the principal amount, plus any accrued and unpaid interest to but excluding the applicable redemption date.
- Prior to March 15, 2020, Vermilion may redeem some or all of the senior unsecured notes at a price equal to 100% of the principal amount of the senior unsecured notes, plus a "make-whole" premium and any accrued and unpaid interest.
- On or after March 15, 2020, Vermilion may redeem some or all of the senior unsecured notes at the redemption prices set forth in the following table, plus any accrued and unpaid interest.

| Year | Redemption price |
|---|---|
| 2020 | 104.219% |
| 2021 | 102.819% |
| 2022 | 101.406% |
| 2023 and thereafter | 100.000% |

**Net debt**
Net debt is reconciled to long-term debt, as follows:

| | As at | |
|---|---|---|
| ($M) | Jun 30, 2017 | Dec 31, 2016 |
| Long-term debt | **1,262,235** | 1,362,192 |
| Current liabilities | **247,768** | 290,862 |
| Current assets | **(195,237)** | (225,906) |
| Net debt | **1,314,766** | 1,427,148 |
| | | |
| Ratio of net debt to annualized fund flows from operations | **2.3** | 2.8 |

As at June 30, 2017, long term debt decreased to $1.26 billion (December 31, 2016 - $1.36 billion) as fund flows from operations generated in excess of expenditures was used to reduce debt. This decrease in long-term debt, in addition to an increase in net current derivative assets, decreased net debt from $1.43 billion at December 31, 2016 to $1.31 billion at June 30, 2017. The decrease in net debt coupled with an increase in fund flows from operations resulted in a decrease in the ratio of net debt to annualized fund flows from operations from 2.8 to 2.3.

**Shareholders' capital**
During the six months ended June 30, 2017, we maintained monthly dividends at $0.215 per share and declared $154.5 million of dividends.

The following table outlines our dividend payment history:

| Date | Monthly dividend per unit or share |
|---|---|
| January 2003 to December 2007 | $0.170 |
| January 2008 to December 2012 | $0.190 |
| January 2013 to December 31, 2013 | $0.200 |
| January 2014 to Present | $0.215 |

Our policy with respect to dividends is to be conservative and maintain a low ratio of dividends to fund flows from operations. During low commodity price cycles, we will initially maintain dividends and allow the ratio to rise. Should low commodity price cycles remain for an extended period of time, we will evaluate the necessity of changing the level of dividends, taking into consideration capital development requirements, debt levels, and acquisition opportunities.

We commenced proration of the Premium Dividend Component in 2016 and continued proration throughout 2017. We have discontinued the Premium Dividend™ Component of our Dividend Reinvestment Plan beginning with the July 2017 dividend payment.

Although we expect to be able to maintain our current dividend, fund flows from operations may not be sufficient to fund cash dividends, capital expenditures, and asset retirement obligations. We will evaluate our ability to finance any shortfall with debt, issuances of equity, or by reducing some or all categories of expenditures to ensure that total expenditures do not exceed available funds.

The following table reconciles the change in shareholders' capital:

| Shareholders' Capital | Number of Shares ('000s) | Amount ($M) |
|---|---|---|
| **Balance as at December 31, 2016** | 118,263 | 2,452,722 |
| Shares issued for the Dividend Reinvestment Plan | 1,325 | 64,747 |
| Vesting of equity based awards | 1,059 | 69,675 |
| Share-settled dividends on vested equity based awards | 170 | 8,473 |
| Shares issued for equity based compensation | 130 | 6,397 |
| **Balance as at June 30, 2017** | 120,947 | 2,602,014 |

As at June 30, 2017, there were approximately 1.7 million VIP awards outstanding. As at July 25, 2017, there were approximately 121.2 million common shares issued and outstanding.

## ASSET RETIREMENT OBLIGATIONS

As at June 30, 2017, asset retirement obligations were $550.4 million compared to $525.0 million as at December 31, 2016.

The increase in asset retirement obligations is largely attributable to accretion and the impact of foreign exchange fluctuations.

## OFF BALANCE SHEET ARRANGEMENTS

We have certain lease agreements that are entered into in the normal course of operations, including operating leases for which no asset or liability value has been assigned to the consolidated balance sheet as at June 30, 2017.

We have not entered into any guarantee or off balance sheet arrangements that would materially impact our financial position or results of operations.

## RISK MANAGEMENT

Vermilion is exposed to various market and operational risks. For a detailed discussion of these risks, please see Vermilion's Annual Report for the year ended December 31, 2016.

## CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in accordance with IFRS requires management to make estimates, judgments and assumptions that affect reported assets, liabilities, revenues and expenses, gains and losses, and disclosures of any possible contingencies. These estimates and assumptions are developed based on the best available information which management believed to be reasonable at the time such estimates and assumptions were made. As such, these assumptions are uncertain at the time estimates are made and could change, resulting in a material impact on Vermilion's consolidated financial statements. Estimates are reviewed by management on an ongoing basis and as a result may change from period to period due to the availability of new information or changes in circumstances. Additionally, as a result of the unique circumstances of each jurisdiction that Vermilion operates in, the critical accounting estimates may affect one or more jurisdictions. There have been no material changes to our critical accounting estimates used in applying accounting policies for the six months ended June 30, 2017. Further information, including a discussion of critical accounting estimates, can be found in the notes to the Consolidated Financial Statements and annual MD&A for the year ended December 31, 2016, available on SEDAR at www.sedar.com or on Vermilion's website at www.vermilionenergy.com.

## INTERNAL CONTROL OVER FINANCIAL REPORTING

There was no change in Vermilion's internal control over financial reporting that occurred during the period covered by this MD&A that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting.

## ACCOUNTING PRONOUNCEMENTS NOT YET ADOPTED

The following IFRS have been issued by the IASB but are not yet effective:

- IFRS 9 "Financial Instruments" will be adopted January 1, 2018. IFRS 9 includes changes to the classification and measurement of financial instruments and general hedge accounting.
- IFRS 15 "Revenue from Contracts with Customers" will be adopted January 1, 2018. IFRS 15 specifies recognition and measurement requirements for contracts with customers.
- IFRS 16 "Leases" will be adopted January 1, 2019. IFRS 16 requires lessees to recognize a lease obligation and right-of-use asset for the majority of leases.

On the adoption of IFRS 9, Vermilion does not currently anticipate changes to the measured amount of financial instruments and correspondingly does not currently anticipate material changes to net earnings.

In the adoption of IFRS 15, Vermilion has in place a transition team that has been performing a detailed review of the Company's standard contracts with customers in accordance with the issued IFRS to determine the impact, if any, the adoption of IFRS 15 will have on its financial statements. Vermilion continues to assess this new standard and review its impacts.

The impact of the adoption of IFRS 16 is currently being evaluated.

## Supplemental Table 1: Netbacks

The following table includes financial statement information on a per unit basis by business unit. Natural gas sales volumes have been converted on a basis of six thousand cubic feet of natural gas to one barrel of oil equivalent.

| | Three Months Ended June 30, 2017 | | | Six Months Ended June 30, 2017 | | | Three Months Ended June 30, 2016 | Six Months Ended June 30, 2016 |
|---|---|---|---|---|---|---|---|---|
| | Crude Oil, Condensate & NGLs $/bbl | Natural Gas $/mcf | Total $/boe | Crude Oil, Condensate & NGLs $/bbl | Natural Gas $/mcf | Total $/boe | Total $/boe | Total $/boe |
| **Canada** | | | | | | | | |
| Sales | 50.50 | 2.83 | **32.18** | 52.37 | 2.91 | **32.85** | 25.39 | 23.18 |
| Royalties | (6.82) | (0.09) | **(3.39)** | (6.98) | (0.15) | **(3.57)** | (1.55) | (1.82) |
| Transportation | (1.96) | (0.19) | **(1.52)** | (2.21) | (0.20) | **(1.66)** | (1.55) | (1.56) |
| Operating | (6.92) | (1.31) | **(7.44)** | (7.43) | (1.24) | **(7.43)** | (6.77) | (7.44) |
| Operating netback | 34.80 | 1.24 | **19.83** | 35.75 | 1.32 | **20.19** | 15.52 | 12.36 |
| General and administration | | | **(1.20)** | | | **(1.00)** | (1.77) | (1.33) |
| Fund flows from operations netback | | | **18.63** | | | **19.19** | 13.75 | 11.03 |
| **France** | | | | | | | | |
| Sales | 62.09 | - | **62.09** | 64.75 | 1.52 | **64.75** | 57.82 | 50.32 |
| Royalties | (6.10) | - | **(6.10)** | (6.08) | (0.41) | **(6.08)** | (6.16) | (6.11) |
| Transportation | (3.60) | - | **(3.60)** | (3.53) | - | **(3.53)** | (3.26) | (3.30) |
| Operating | (11.86) | - | **(11.86)** | (12.36) | (1.21) | **(12.36)** | (10.57) | (11.73) |
| Operating netback | 40.53 | - | **40.53** | 42.78 | (0.10) | **42.78** | 37.83 | 29.18 |
| General and administration | | | **(3.62)** | | | **(3.56)** | (4.44) | (4.32) |
| Current income taxes | | | **(1.79)** | | | **(3.58)** | (0.86) | (0.44) |
| Fund flows from operations netback | | | **35.12** | | | **35.64** | 32.53 | 24.42 |
| **Netherlands** | | | | | | | | |
| Sales | 49.59 | 6.49 | **39.16** | 53.26 | 6.96 | **41.94** | 31.77 | 32.55 |
| Royalties | - | (0.10) | **(0.61)** | - | (0.11) | **(0.65)** | (0.52) | (0.54) |
| Operating | - | (1.70) | **(10.01)** | - | (1.51) | **(8.90)** | (5.71) | (6.53) |
| Operating netback | 49.59 | 4.69 | **28.54** | 53.26 | 5.34 | **32.39** | 25.54 | 25.48 |
| General and administration | | | **(1.14)** | | | **(1.06)** | (1.62) | (1.27) |
| Current income taxes | | | **(1.54)** | | | **(1.52)** | (4.32) | (3.47) |
| Fund flows from operations netback | | | **25.86** | | | **29.81** | 19.60 | 20.74 |
| **Germany** | | | | | | | | |
| Sales | 61.34 | 6.09 | **41.96** | 63.54 | 6.51 | **44.61** | 28.94 | 30.44 |
| Royalties | 1.25 | (0.74) | **(3.19)** | (1.28) | (0.67) | **(3.39)** | (4.44) | (3.99) |
| Transportation | (9.22) | (0.65) | **(5.07)** | (8.65) | (0.55) | **(4.50)** | (4.84) | (4.22) |
| Operating | (20.99) | (2.21) | **(14.93)** | (18.70) | (2.09) | **(13.95)** | (11.55) | (11.11) |
| Operating netback | 32.38 | 2.49 | **18.77** | 34.91 | 3.20 | **22.77** | 8.11 | 11.12 |
| General and administration | | | **(5.45)** | | | **(5.20)** | (11.40) | (10.68) |
| Fund flows from operations netback | | | **13.32** | | | **17.57** | (3.29) | 0.44 |
| **Ireland** | | | | | | | | |
| Sales | - | 6.32 | **37.90** | - | 6.99 | **41.92** | 32.59 | 32.79 |
| Transportation | - | (0.22) | **(1.30)** | - | (0.21) | **(1.27)** | (2.20) | (2.61) |
| Operating | - | (0.84) | **(5.07)** | - | (0.76) | **(4.59)** | (7.22) | (7.15) |
| Operating netback | - | 5.26 | **31.53** | - | 6.02 | **36.06** | 23.17 | 23.03 |
| General and administration | | | **(0.72)** | | | **(0.58)** | (1.54) | (1.86) |
| Fund flows from operations netback | | | **30.81** | | | **35.48** | 21.63 | 21.17 |
| **Australia** | | | | | | | | |
| Sales | 71.37 | - | **71.37** | 73.68 | - | **73.68** | 61.53 | 55.15 |
| Operating | (23.22) | - | **(23.22)** | (22.78) | - | **(22.78)** | (22.08) | (20.14) |
| PRRT [(1)] | (9.61) | - | **(9.61)** | (10.56) | - | **(10.56)** | (0.26) | (0.28) |
| Operating netback | 38.54 | - | **38.54** | 40.34 | - | **40.34** | 39.19 | 34.73 |
| General and administration | | | **(1.33)** | | | **(2.95)** | (3.26) | (3.20) |
| Corporate income taxes | | | **(1.77)** | | | **(2.30)** | (2.05) | (1.96) |
| Fund flows from operations netback | | | **35.44** | | | **35.09** | 33.88 | 29.57 |

| | Three Months Ended June 30, 2017 | | | Six Months Ended June 30, 2017 | | | Three Months Ended June 30, 2016 | Six Months Ended June 30, 2016 |
|---|---|---|---|---|---|---|---|---|
| | Crude Oil, Condensate & NGLs $/bbl | Natural Gas $/mcf | Total $/boe | Crude Oil, Condensate & NGLs $/bbl | Natural Gas $/mcf | Total $/boe | Total $/boe | Total $/boe |
| **United States** | | | | | | | | |
| Sales | 54.05 | 1.55 | **50.37** | 55.77 | 1.84 | **52.15** | 46.80 | 39.03 |
| Royalties | (15.13) | (0.66) | **(14.21)** | (15.60) | (0.78) | **(14.71)** | (14.02) | (11.70) |
| Operating | (5.16) | - | **(4.74)** | (6.11) | - | **(5.62)** | (6.39) | (6.59) |
| Operating netback | 33.76 | 0.89 | **31.42** | 34.06 | 1.06 | **31.82** | 26.39 | 20.74 |
| General and administration | | | **(13.82)** | | | **(17.83)** | (14.77) | (20.76) |
| Fund flows from operations netback | | | **17.60** | | | **13.99** | 11.62 | (0.02) |
| **Total Company** | | | | | | | | |
| Sales | 59.40 | 4.75 | **43.63** | 61.50 | 5.18 | **45.19** | 36.83 | 33.67 |
| Realized hedging gain | 0.76 | 0.16 | **0.86** | 0.60 | 0.01 | **0.30** | 3.72 | 4.31 |
| Royalties | (5.03) | (0.13) | **(2.85)** | (5.20) | (0.15) | **(2.88)** | (2.14) | (2.27) |
| Transportation | (2.22) | (0.21) | **(1.74)** | (2.37) | (0.20) | **(1.75)** | (1.71) | (1.75) |
| Operating | (12.51) | (1.31) | **(10.14)** | (12.62) | (1.22) | **(9.77)** | (9.02) | (9.30) |
| PRRT [1] | (2.12) | - | **(1.04)** | (2.18) | - | **(1.01)** | (0.02) | (0.02) |
| Operating netback | 38.28 | 3.26 | **28.72** | 39.73 | 3.62 | **30.08** | 27.66 | 24.64 |
| General and administration | | | **(2.12)** | | | **(2.23)** | (2.68) | (2.51) |
| Interest expense | | | **(2.49)** | | | **(2.56)** | (2.36) | (2.45) |
| Realized foreign exchange gain | | | **0.16** | | | **0.30** | 0.23 | 0.06 |
| Other income | | | **0.04** | | | **0.02** | 0.01 | 0.01 |
| Corporate income taxes [1] | | | **(0.65)** | | | **(0.98)** | (0.96) | (0.75) |
| Fund flows from operations netback | | | **23.66** | | | **24.63** | 21.90 | 19.00 |

[1] Vermilion considers Australian PRRT to be an operating item and, accordingly, has included PRRT in the calculation of operating netbacks. Current income taxes presented above excludes PRRT.

## Supplemental Table 2: Hedges

The prices in these tables may represent the weighted averages for several contracts. The weighted average price for the portfolio of options listed below may not have the same payoff profile as the individual contracts. As such, the presentation of the weighted average prices is purely for indicative purposes.

The following tables outline Vermilion's outstanding risk management positions as at June 30, 2017:

| Crude Oil | Period | Exercise date[1] | Currency | Bought Put Volume (bbl/d) | Weighted Average Bought Put Price / bbl | Sold Call Volume (bbl/d) | Weighted Average Sold Call Price / bbl | Sold Put Volume (bbl/d) | Weighted Average Sold Put Price / bbl | Swap Volume (bbl/d) | Weighted Average Swap Price / bbl | Additional Swap Volume (mmbtu/d) [2] |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Dated Brent** | | | | | | | | | | | | |
| 3-Way Collar | Jan 2017 - Dec 2017 | | USD | 2,500 | 51.00 | 2,500 | 60.50 | 2,500 | 41.50 | - | - | - |
| 3-Way Collar | Jul 2017 - Jun 2018 | | USD | 2,000 | 55.00 | 2,000 | 64.06 | 2,000 | 45.00 | - | - | - |
| 3-Way Collar | Jul 2017 - Dec 2018 | | USD | 1,000 | 48.70 | 1,000 | 55.00 | 1,000 | 42.50 | - | - | - |
| Collar | Jan 2018 - Dec 2018 | | USD | 500 | 50.00 | 500 | 57.50 | - | - | - | - | - |
| Put Spread | Apr 2017 - Dec 2017 | | USD | 600 | 56.00 | - | - | 600 | 46.25 | - | - | - |
| Put Spread | May 2017 - Dec 2017 | | USD | 680 | 55.00 | - | - | 680 | 46.00 | - | - | - |
| Put Spread | Jul 2017 - Dec 2017 | | USD | 500 | 55.00 | - | - | 500 | 47.50 | - | - | - |
| Swaption | Jan 2018 - Dec 2018 | Sep 29, 2017 | USD | - | - | - | - | - | - | 1,000 | 55.00 | - |
| Swaption | Jan 2018 - Dec 2018 | Dec 29, 2017 | USD | - | - | - | - | - | - | 500 | 49.00 | - |
| **WTI** | | | | | | | | | | | | |
| 3-Way Collar | Jan 2017 - Dec 2017 | | CAD | 1,500 | 70.00 | 1,500 | 75.00 | 1,500 | 55.00 | - | - | - |
| 3-Way Collar | Jul 2017 - Dec 2017 | | USD | 3,000 | 54.33 | 3,000 | 65.58 | 3,000 | 45.00 | - | - | - |
| Put | Jul 2017 - Sep 2017 | | USD | 3,000 | 42.50 | - | - | - | - | - | - | - |

| North American Gas | Period | Exercise date[1] | Currency | Bought Put Volume (mmbtu/d) | Weighted Average Bought Put Price / mmbtu | Sold Call Volume (mmbtu/d) | Weighted Average Sold Call Price / mmbtu | Sold Put Volume (mmbtu/d) | Weighted Average Sold Put Price / mmbtu | Swap Volume (mmbtu/d) | Weighted Average Swap Price / mmbtu | Additional Swap Volume (mmbtu/d)[2] |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **AECO** | | | | | | | | | | | | |
| Collar | Nov 2016 - Oct 2017 | | CAD | 7,109 | 2.18 | 9,478 | 2.86 | - | - | - | - | - |
| Collar | Nov 2016 - Dec 2017 | | CAD | 9,478 | 2.33 | 9,478 | 3.02 | - | - | - | - | - |
| Collar | Jan 2017 - Dec 2017 | | CAD | 4,739 | 2.37 | 4,739 | 3.25 | - | - | - | - | - |
| Collar | Nov 2017 - Dec 2017 | | CAD | 4,739 | 2.95 | 4,739 | 3.38 | - | - | - | - | - |
| Swap | Nov 2016 - Dec 2017 | | CAD | - | - | - | - | - | - | 2,370 | 2.99 | - |
| Swap | Jan 2017 - Dec 2017 | | CAD | - | - | - | - | - | - | 7,109 | 2.94 | - |
| Swap | Apr 2017 - Oct 2017 | | CAD | - | - | - | - | - | - | 7,109 | 3.01 | - |
| Swap | Jun 2017 - Oct 2017 | | CAD | - | - | - | - | - | - | 4,739 | 2.91 | - |
| Swap | Jul 2017 - Sep 2017 | | CAD | - | - | - | - | - | - | 4,739 | 3.17 | - |
| Swap | Nov 2017 - Dec 2017 | | CAD | - | - | - | - | - | - | 7,109 | 3.35 | - |
| Swap | Jan 2018 - Dec 2018 | | CAD | - | - | - | - | - | - | 9,478 | 2.80 | - |
| **AECO Basis (AECO less NYMEX HH)** | | | | | | | | | | | | |
| Swap | Jan 2017 - Dec 2017 | | USD | - | - | - | - | - | - | 5,000 | (0.75) | - |
| Swap | Oct 2017 - Dec 2018 | | USD | - | - | - | - | - | - | 10,000 | (1.03) | - |
| Swap | Jan 2018 - Dec 2018 | | USD | - | - | - | - | - | - | 20,000 | (0.95) | - |
| **NYMEX HH** | | | | | | | | | | | | |
| 3-Way Collar | Oct 2017 - Dec 2018 | | USD | 10,000 | 3.11 | 10,000 | 3.40 | 10,000 | 2.40 | - | - | - |
| 3-Way Collar | Jan 2018 - Dec 2018 | | USD | 10,000 | 3.06 | 10,000 | 3.40 | 10,000 | 2.40 | - | - | - |
| Swap | Jan 2017 - Dec 2017 | | USD | - | - | - | - | - | - | 5,000 | 3.00 | - |
| Swap | Jan 2018 - Dec 2018 | | USD | - | - | - | - | - | - | 10,000 | 3.10 | - |
| Swaption | Jan 2018 - Dec 2018 | Oct 31, 2017 | USD | - | - | - | - | - | - | 5,000 | 3.10 | - |

(1) The sold swaption instrument allows the counterparty, at the specified date, to enter into a swap with Vermilion at the above detailed terms.
(2) On the last business day of each month, the counterparty has the option to increase the contracted volumes for the following month.

| European Gas | Period | Exercise date[1] | Currency | Bought Put Volume (mmbtu/d) | Weighted Average Bought Put Price / mmbtu | Sold Call Volume (mmbtu/d) | Weighted Average Sold Call Price / mmbtu | Sold Put Volume (mmbtu/d) | Weighted Average Sold Put Price / mmbtu | Swap Volume (mmbtu/d) | Weighted Average Swap price / mmbtu | Additional Swap Volume (mmbtu/d) [2] |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| NBP | | | | | | | | | | | | |
| Collar | Oct 2016 - Sep 2017 | | GBP | 5,000 | 3.25 | 10,000 | 4.03 | - | - | - | - | - |
| Collar | Oct 2016 - Dec 2017 | | GBP | 5,000 | 3.25 | 10,000 | 4.07 | - | - | - | - | - |
| Collar | Jan 2017 - Dec 2017 | | GBP | 5,000 | 3.30 | 7,500 | 3.77 | - | - | - | - | - |
| Collar | Jan 2018 - Dec 2018 | | GBP | 2,500 | 3.15 | 2,500 | 3.82 | - | - | - | - | - |
| Swap | Jan 2017 - Dec 2017 | | GBP | - | - | - | - | - | - | 2,500 | 4.22 | 2,500 |
| Swap | Apr 2017 - Mar 2018 | | GBP | - | - | - | - | - | - | 5,300 | 4.20 | - |
| Swap | Jul 2017 - Dec 2017 | | GBP | - | - | - | - | - | - | 2,500 | 3.95 | - |
| Swap | Jan 2018 - Dec 2018 | | GBP | - | - | - | - | - | - | 2,500 | 4.04 | 5,000 |
| NBP Basis (NBP less NYMEX HH) | | | | | | | | | | | | |
| Collar | Jan 2017 - Dec 2017 | | USD | 2,500 | 1.85 | 2,500 | 4.00 | - | - | - | - | - |
| TTF | | | | | | | | | | | | |
| 3-Way Collar | Apr 2017 - Sep 2017 | | EUR | 9,827 | 4.18 | 9,827 | 5.06 | 9,827 | 3.08 | - | - | - |
| 3-Way Collar | Oct 2017 - Dec 2019 | | EUR | 7,370 | 4.59 | 7,370 | 5.42 | 7,370 | 2.93 | - | - | - |
| 3-Way Collar | Jan 2018 - Dec 2018 | | EUR | 12,284 | 4.75 | 12,284 | 5.48 | 12,284 | 3.25 | - | - | - |
| 3-Way Collar | Jan 2018 - Dec 2019 | | EUR | 3,685 | 4.74 | 3,685 | 5.52 | 3,685 | 3.13 | - | - | - |
| 3-Way Collar | Jan 2019 - Dec 2019 | | EUR | 7,370 | 5.00 | 7,370 | 5.54 | 7,370 | 3.57 | - | - | - |
| Collar | Jul 2016 - Mar 2018 | | EUR | 2,457 | 5.61 | 4,913 | 6.90 | - | - | - | - | - |
| Collar | Oct 2016 - Dec 2017 | | EUR | 2,457 | 5.28 | 2,457 | 6.21 | - | - | - | - | - |
| Collar | Jan 2017 - Dec 2017 | | EUR | 9,827 | 5.06 | 22,111 | 6.37 | - | - | - | - | - |
| Collar | Apr 2017 - Sep 2017 | | EUR | 2,457 | 3.81 | 4,913 | 4.47 | - | - | - | - | - |
| Collar | Jan 2018 - Dec 2018 | | EUR | 4,913 | 4.40 | 4,913 | 5.31 | - | - | - | - | - |
| Swap | Jul 2016 - Jun 2018 | | EUR | - | - | - | - | - | - | 2,559 | 5.89 | - |
| Swap | Jan 2017 - Dec 2017 | | EUR | - | - | - | - | - | - | 2,457 | 5.32 | 2,457 |
| Swap | Apr 2017 - Jun 2018 | | EUR | - | - | - | - | - | - | 4,299 | 4.50 | - |
| Swap | Oct 2017 - Dec 2018 | | EUR | - | - | - | - | - | - | 17,197 | 4.80 | - |
| Swap | Oct 2017 - Dec 2019 | | EUR | - | - | - | - | - | - | 7,370 | 4.87 | - |
| Swap | Jan 2018 - Dec 2019 | | EUR | - | - | - | - | - | - | 1,228 | 5.00 | - |
| Swap | Jan 2019 - Dec 2019 | | EUR | - | - | - | - | - | - | 2,457 | 4.92 | - |
| Put Spread | Apr 2017 - Sep 2017 | | EUR | 14,740 | 4.40 | - | - | 14,740 | 3.15 | - | - | - |
| Swaption | Jul 2018 - Dec 2019 | Oct 31, 2017 | EUR | - | - | - | - | - | - | 4,913 | 4.98 | - |

| Fuel and Electricity | Period | Currency | Swap Volume (unit/d) | Weighted Average Swap price / unit |
|---|---|---|---|---|
| AESO (mwh) | | | | |
| Swap | Jan 2017 - Dec 2017 | CAD | 65 | 33.47 |

| Interest Rate | Period | Currency | Notional amount | Rate (%) |
|---|---|---|---|---|
| CDOR SWAP | Sep 2015 - Sep 2019 | CAD | 100,000,000 | 1.00 |
| CDOR SWAP | Oct 2015 - Oct 2019 | CAD | 100,000,000 | 1.10 |

| Cross Currency Interest Rate | Period | Receive Notional amount(USD) | Rate (USD%) | Pay Notional amount(CAD) | Rate (CAD%) |
|---|---|---|---|---|---|
| Swap [3] | Jul 2017 | 587,615,392 | 2.73 | 775,800,000 | 2.31 |

(1) The sold swaption instrument allows the counterparty, at the specified date, to enter into a swap with Vermilion at the above detailed terms.
(2) On the last business day of each month, the counterparty has the option to increase the contracted volumes for the following month.
(3) In July 2017, Vermilion repaid $0.6 billion of borrowings on the revolving credit facility bearing interest at CDOR plus applicable margins and simultaneously borrowed US $0.5 billion on the revolving credit facility bearing interest at LIBOR plus applicable margins.

**Supplemental Table 3: Capital Expenditures and Acquisitions**

| By classification ($M) | Three Months Ended Jun 30, 2017 | Mar 31, 2017 | Jun 30, 2016 | Six Months Ended Jun 30, 2017 | Jun 30, 2016 |
|---|---|---|---|---|---|
| Drilling and development | **57,681** | 95,164 | 71,296 | **152,845** | 134,069 |
| Exploration and evaluation | **1,194** | 725 | 418 | **1,919** | 418 |
| Capital expenditures | **58,875** | 95,889 | 71,714 | **154,764** | 134,487 |
| | | | | | |
| Property acquisitions | **993** | 2,620 | 8,550 | **3,613** | 9,420 |
| Acquisitions | **993** | 2,620 | 8,550 | **3,613** | 9,420 |

| By category ($M) | Three Months Ended Jun 30, 2017 | Mar 31, 2017 | Jun 30, 2016 | Six Months Ended Jun 30, 2017 | Jun 30, 2016 |
|---|---|---|---|---|---|
| Land | **1,103** | 1,445 | 493 | **2,548** | 1,532 |
| Seismic | **2,028** | 2,011 | 1,323 | **4,039** | 7,591 |
| Drilling and completion | **19,942** | 55,386 | 36,542 | **75,328** | 64,395 |
| Production equipment and facilities | **27,146** | 30,176 | 35,612 | **57,322** | 41,850 |
| Recompletions | **4,071** | 5,501 | 768 | **9,572** | 4,366 |
| Other | **4,585** | 1,370 | (3,024) | **5,955** | 14,753 |
| Capital expenditures | **58,875** | 95,889 | 71,714 | **154,764** | 134,487 |
| Acquisitions | **993** | 2,620 | 8,550 | **3,613** | 9,420 |
| Total capital expenditures and acquisitions | **59,868** | 98,509 | 80,264 | **158,377** | 143,907 |

| Capital expenditures by country ($M) | Three Months Ended Jun 30, 2017 | Mar 31, 2017 | Jun 30, 2016 | Six Months Ended Jun 30, 2017 | Jun 30, 2016 |
|---|---|---|---|---|---|
| Canada | **20,599** | 57,457 | 5,619 | **78,056** | 35,390 |
| France | **16,682** | 20,916 | 12,772 | **37,598** | 26,235 |
| Netherlands | **5,973** | 1,712 | 8,566 | **7,685** | 11,562 |
| Germany | **326** | 906 | 592 | **1,232** | 1,131 |
| Ireland | **(73)** | (804) | 2,172 | **(877)** | 5,248 |
| Australia | **9,158** | 3,438 | 39,939 | **12,596** | 47,766 |
| United States | **5,155** | 11,539 | 1,636 | **16,694** | 6,737 |
| Corporate | **1,055** | 725 | 418 | **1,780** | 418 |
| Total capital expenditures | **58,875** | 95,889 | 71,714 | **154,764** | 134,487 |

| Acquisitions by country ($M) | Three Months Ended Jun 30, 2017 | Mar 31, 2017 | Jun 30, 2016 | Six Months Ended Jun 30, 2017 | Jun 30, 2016 |
|---|---|---|---|---|---|
| Canada | **935** | 576 | 796 | **1,511** | 1,551 |
| Netherlands | **(16)** | 16 | - | **-** | - |
| United States | **49** | 2,013 | 5,432 | **2,062** | 5,547 |
| Corporate | **25** | 15 | 2,322 | **40** | 2,322 |
| Total acquisitions | **993** | 2,620 | 8,550 | **3,613** | 9,420 |

## Supplemental Table 4: Production

| | Q2/17 | Q1/17 | Q4/16 | Q3/16 | Q2/16 | Q1/16 | Q4/15 | Q3/15 | Q2/15 | Q1/15 | Q4/14 | Q3/14 |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Canada** | | | | | | | | | | | | |
| Crude oil & condensate (bbls/d) | **9,205** | 7,987 | 7,945 | 8,984 | 9,453 | 10,317 | 10,413 | 11,030 | 11,843 | 12,163 | 12,681 | 12,755 |
| NGLs (bbls/d) | **3,745** | 2,670 | 2,444 | 2,448 | 2,687 | 2,633 | 2,710 | 2,678 | 2,094 | 1,706 | 1,444 | 1,005 |
| Natural gas (mmcf/d) | **93.68** | 85.74 | 75.12 | 77.62 | 87.44 | 97.16 | 87.90 | 71.94 | 64.66 | 61.78 | 58.36 | 57.07 |
| Total (boe/d) | **28,563** | 24,947 | 22,910 | 24,368 | 26,713 | 29,141 | 27,773 | 25,698 | 24,713 | 24,165 | 23,851 | 23,272 |
| % of consolidated | **43%** | 38% | 38% | 37% | 42% | 44% | 45% | 47% | 48% | 48% | 49% | 47% |
| **France** | | | | | | | | | | | | |
| Crude oil (bbls/d) | **11,368** | 10,834 | 11,220 | 11,827 | 12,326 | 12,220 | 12,537 | 12,310 | 12,746 | 11,463 | 11,133 | 11,111 |
| Natural gas (mmcf/d) | **-** | 0.01 | 0.38 | 0.42 | 0.54 | 0.44 | 1.36 | 1.47 | 1.03 | - | - | - |
| Total (boe/d) | **11,368** | 10,836 | 11,283 | 11,897 | 12,416 | 12,293 | 12,763 | 12,555 | 12,917 | 11,463 | 11,133 | 11,111 |
| % of consolidated | **17%** | 17% | 19% | 19% | 19% | 19% | 21% | 22% | 25% | 23% | 22% | 22% |
| **Netherlands** | | | | | | | | | | | | |
| Condensate (bbls/d) | **104** | 76 | 57 | 86 | 96 | 114 | 110 | 109 | 112 | 63 | 81 | 63 |
| Natural gas (mmcf/d) | **31.58** | 39.92 | 41.15 | 47.62 | 49.18 | 53.40 | 56.34 | 53.56 | 32.43 | 36.41 | 31.35 | 38.07 |
| Total (boe/d) | **5,368** | 6,729 | 6,915 | 8,023 | 8,293 | 9,015 | 9,500 | 9,035 | 5,517 | 6,132 | 5,306 | 6,407 |
| % of consolidated | **8%** | 10% | 11% | 13% | 13% | 14% | 16% | 16% | 11% | 12% | 11% | 13% |
| **Germany** | | | | | | | | | | | | |
| Crude oil (bbls/d) | **1,047** | 989 | - | - | - | - | - | - | - | - | - | - |
| Natural gas (mmcf/d) | **19.86** | 19.39 | 14.80 | 14.52 | 14.31 | 15.96 | 16.17 | 14.00 | 16.18 | 16.80 | 17.71 | 15.38 |
| Total (boe/d) | **4,357** | 4,220 | 2,467 | 2,420 | 2,385 | 2,660 | 2,695 | 2,333 | 2,696 | 2,801 | 2,952 | 2,563 |
| % of consolidated | **6%** | 7% | 4% | 4% | 4% | 4% | 4% | 4% | 5% | 6% | 6% | 5% |
| **Ireland** | | | | | | | | | | | | |
| Natural gas (mmcf/d) | **63.81** | 64.82 | 62.92 | 59.28 | 47.26 | 33.90 | 0.12 | - | - | - | - | - |
| Total (boe/d) | **10,634** | 10,803 | 10,486 | 9,879 | 7,877 | 5,650 | 20 | - | - | - | - | - |
| % of consolidated | **16%** | 17% | 17% | 16% | 12% | 9% | - | - | - | - | - | - |
| **Australia** | | | | | | | | | | | | |
| Crude oil (bbls/d) | **6,054** | 6,581 | 6,388 | 6,562 | 6,083 | 6,180 | 7,824 | 6,433 | 5,865 | 5,672 | 6,134 | 6,567 |
| % of consolidated | **9%** | 10% | 10% | 10% | 9% | 9% | 13% | 11% | 11% | 11% | 12% | 13% |
| **United States** | | | | | | | | | | | | |
| Crude oil (bbls/d) | **747** | 365 | 362 | 383 | 458 | 368 | 420 | 226 | 123 | 153 | 195 | - |
| NGLs (bbls/d) | **76** | 24 | 23 | 30 | 26 | 39 | 29 | - | - | - | - | - |
| Natural gas (mmcf/d) | **0.44** | 0.20 | 0.18 | 0.20 | 0.20 | 0.26 | 0.20 | - | - | - | - | - |
| Total (boe/d) | **896** | 422 | 414 | 447 | 518 | 450 | 483 | 226 | 123 | 153 | 195 | - |
| % of consolidated | **1%** | 1% | 1% | 1% | 1% | 1% | 1% | - | - | - | - | - |
| **Consolidated** | | | | | | | | | | | | |
| Crude oil, condensate & NGLs (bbls/d) | **32,346** | 29,526 | 28,439 | 30,320 | 31,129 | 31,871 | 34,043 | 32,786 | 32,783 | 31,220 | 31,668 | 31,501 |
| % of consolidated | **48%** | 46% | 47% | 48% | 48% | 49% | 56% | 58% | 63% | 62% | 64% | 63% |
| Natural gas (mmcf/d) | **209.36** | 210.07 | 194.54 | 199.65 | 198.93 | 201.11 | 162.09 | 140.97 | 114.29 | 115.00 | 107.42 | 110.52 |
| % of consolidated | **52%** | 54% | 53% | 52% | 52% | 51% | 44% | 42% | 37% | 38% | 36% | 37% |
| Total (boe/d) | **67,240** | 64,537 | 60,863 | 63,596 | 64,285 | 65,389 | 61,058 | 56,280 | 51,831 | 50,386 | 49,571 | 49,920 |

| | YTD 2017 | 2016 | 2015 | 2014 | 2013 | 2012 |
|---|---|---|---|---|---|---|
| **Canada** | | | | | | |
| Crude oil & condensate (bbls/d) | **8,599** | 9,171 | 11,357 | 12,491 | 8,387 | 7,659 |
| NGLs (bbls/d) | **3,210** | 2,552 | 2,301 | 1,233 | 1,666 | 1,232 |
| Natural gas (mmcf/d) | **89.73** | 84.29 | 71.65 | 55.67 | 42.39 | 37.50 |
| Total (boe/d) | **26,765** | 25,771 | 25,598 | 23,001 | 17,117 | 15,142 |
| % of consolidated | **40%** | 40% | 46% | 47% | 41% | 40% |
| **France** | | | | | | |
| Crude oil (bbls/d) | **11,103** | 11,896 | 12,267 | 11,011 | 10,873 | 9,952 |
| Natural gas (mmcf/d) | **-** | 0.44 | 0.97 | - | 3.40 | 3.59 |
| Total (boe/d) | **11,103** | 11,970 | 12,429 | 11,011 | 11,440 | 10,550 |
| % of consolidated | **17%** | 19% | 23% | 22% | 28% | 28% |
| **Netherlands** | | | | | | |
| Condensate (bbls/d) | **90** | 88 | 99 | 77 | 64 | 67 |
| Natural gas (mmcf/d) | **35.73** | 47.82 | 44.76 | 38.20 | 35.42 | 34.11 |
| Total (boe/d) | **6,044** | 8,058 | 7,559 | 6,443 | 5,967 | 5,751 |
| % of consolidated | **9%** | 13% | 14% | 13% | 15% | 15% |
| **Germany** | | | | | | |
| Crude oil (bbls/d) | **1,018** | - | - | - | - | - |
| Natural gas (mmcf/d) | **19.63** | 14.90 | 15.78 | 14.99 | - | - |
| Total (boe/d) | **4,289** | 2,483 | 2,630 | 2,498 | - | - |
| % of consolidated | **7%** | 4% | 5% | 5% | - | - |
| **Ireland** | | | | | | |
| Natural gas (mmcf/d) | **64.31** | 50.89 | 0.03 | - | - | - |
| Total (boe/d) | **10,718** | 8,482 | 5 | - | - | - |
| % of consolidated | **16%** | 13% | - | - | - | - |
| **Australia** | | | | | | |
| Crude oil (bbls/d) | **6,316** | 6,304 | 6,454 | 6,571 | 6,481 | 6,360 |
| % of consolidated | **10%** | 10% | 12% | 13% | 16% | 17% |
| **United States** | | | | | | |
| Crude oil (bbls/d) | **557** | 393 | 231 | 49 | - | - |
| NGLs (bbls/d) | **50** | 29 | 7 | - | - | - |
| Natural gas (mmcf/d) | **0.32** | 0.21 | 0.05 | - | - | - |
| Total (boe/d) | **660** | 457 | 247 | 49 | - | - |
| % of consolidated | **1%** | 1% | - | - | - | - |
| **Consolidated** | | | | | | |
| Crude oil, condensate & NGLs (bbls/d) | **30,943** | 30,433 | 32,716 | 31,432 | 27,471 | 25,270 |
| % of consolidated | **47%** | 48% | 60% | 63% | 67% | 67% |
| Natural gas (mmcf/d) | **209.71** | 198.55 | 133.24 | 108.85 | 81.21 | 75.20 |
| % of consolidated | **53%** | 52% | 40% | 37% | 33% | 33% |
| Total (boe/d) | **65,895** | 63,526 | 54,922 | 49,573 | 41,005 | 37,803 |

## NON-GAAP FINANCIAL MEASURES

This MD&A includes references to certain financial measures which do not have standardized meanings and may not be comparable to similar measures presented by other issuers. These financial measures include fund flows from operations, a measure of profit or loss in accordance with IFRS 8 “Operating Segments” (please see SEGMENTED INFORMATION in the NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS) and net debt, a measure of capital in accordance with IAS 1 “Presentation of Financial Statements” (please see CAPITAL DISCLOSURES in the NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS).

In addition, this MD&A includes financial measures which are not specified, defined, or determined under IFRS and are therefore considered non-GAAP financial measures and may not be comparable to similar measures presented by other issuers. These non-GAAP financial measures include:

**Capital expenditures:** The sum of drilling and development and exploration and evaluation from the Consolidated Statement of Cash Flows. We consider capital expenditures to be a useful measure of our investment in our existing asset base. Capital expenditures are also referred to as E&D capital.

**Cash dividends per share:** Represents cash dividends declared per share and is a useful measure of the dividends a common shareholder was entitled to during the period.

**Covenants:** The financial covenants on our revolving credit facility contain non-GAAP measures. The definitions for these financial covenants are included in FINANCIAL POSITION REVIEW.

**Diluted shares outstanding:** The sum of shares outstanding at the period end plus outstanding awards under the VIP, based on current estimates of future performance factors and forfeiture rates.

**Free cash flow:** Represents fund flows from operations in excess of capital expenditures. We consider free cash flow to be a key measure as it is used to determine the funding available for investing and financing activities, including payment of dividends, repayment of long-term debt, reallocation to existing business units, and deployment into new ventures.

**Fund flows from operations per basic and diluted share:** Management assesses fund flows from operations on a per share basis as we believe this provides a measure of our operating performance after taking into account the issuance and potential future issuance of Vermilion common shares. Fund flows from operations per basic share is calculated by dividing fund flows from operations by the basic weighted average shares outstanding as defined under IFRS. Fund flows from operations per diluted share is calculated by dividing fund flows from operations by the sum of basic weighted average shares outstanding and incremental shares issuable under the VIP as determined using the treasury stock method.

**Net dividends:** We define net dividends as dividends declared less proceeds received for the issuance of shares pursuant to the Dividend Reinvestment Plan. Management monitors net dividends and net dividends as a percentage of fund flows from operations to assess our ability to pay dividends.

**Operating netback:** Sales less royalties, operating expense, transportation costs, PRRT, and realized hedging gains and losses presented on a per unit basis. Management assesses operating netback as a measure of the profitability and efficiency of our field operations. In contrast, fund flows from operations netback also includes general and administration expense, corporate income taxes and interest. Fund flows from operations netback is used by management to assess the profitability of our business units and Vermilion as a whole.

**Payout:** We define payout as net dividends plus drilling and development costs, exploration and evaluation costs, dispositions, and asset retirement obligations settled. Management uses payout and payout as a percentage of fund flows from operations (also referred to as the **sustainability ratio**) to assess the amount of cash distributed back to shareholders and re-invested in the business for maintaining production and organic growth.

The following tables reconcile net dividends, payout, and diluted shares outstanding from their most directly comparable GAAP measures as presented in our financial statements:

| | Three Months Ended | | | Six Months Ended | |
|---|---|---|---|---|---|
| **($M)** | **Jun 30, 2017** | **Mar 31, 2017** | **Jun 30, 2016** | **Jun 30, 2017** | **Jun 30, 2016** |
| Dividends declared | **77,858** | 76,593 | 74,662 | **154,451** | 147,509 |
| Shares issued for the Dividend Reinvestment Plan | **(29,241)** | (35,506) | (50,516) | **(64,747)** | (98,506) |
| Net dividends | **48,617** | 41,087 | 24,146 | **89,704** | 49,003 |
| Drilling and development | **57,681** | 95,164 | 71,296 | **152,845** | 134,069 |
| Exploration and evaluation | **1,194** | 725 | 418 | **1,919** | 418 |
| Asset retirement obligations settled | **2,120** | 2,249 | 2,200 | **4,369** | 4,224 |
| Payout | **109,612** | 139,225 | 98,060 | **248,837** | 187,714 |

| | As at | | |
|---|---|---|---|
| **('000s of shares)** | **Jun 30, 2017** | **Mar 31, 2017** | **Jun 30, 2016** |
| Shares outstanding | **120,947** | 119,046 | 116,173 |
| Potential shares issuable pursuant to the VIP | **2,847** | 3,089 | 2,775 |
| Diluted shares outstanding | **123,794** | 122,135 | 118,948 |

**CONSOLIDATED BALANCE SHEET**
**(THOUSANDS OF CANADIAN DOLLARS, UNAUDITED)**

| | Note | June 30, 2017 | December 31, 2016 |
|---|---|---|---|
| **ASSETS** | | | |
| **Current** | | | |
| Cash and cash equivalents | | **15,724** | 62,775 |
| Accounts receivable | | **110,222** | 131,719 |
| Crude oil inventory | | **18,659** | 14,528 |
| Derivative instruments | | **31,199** | 4,336 |
| Prepaid expenses | | **19,433** | 12,548 |
| | | **195,237** | 225,906 |
| | | | |
| Derivative instruments | | **9,229** | 1,157 |
| Deferred taxes | | **96,326** | 152,046 |
| Exploration and evaluation assets | 4 | **273,957** | 274,830 |
| Capital assets | 3 | **3,438,181** | 3,433,245 |
| | | **4,012,930** | 4,087,184 |
| | | | |
| **LIABILITIES** | | | |
| **Current** | | | |
| Accounts payable and accrued liabilities | | **172,648** | 181,557 |
| Dividends payable | 7 | **26,004** | 25,426 |
| Derivative instruments | | **4,578** | 47,660 |
| Income taxes payable | | **44,538** | 36,219 |
| | | **247,768** | 290,862 |
| | | | |
| Derivative instruments | | **2,353** | 27,484 |
| Long-term debt | 6 | **1,262,235** | 1,362,192 |
| Finance lease obligation | | **18,570** | 19,628 |
| Asset retirement obligations | 5 | **550,403** | 525,022 |
| Deferred taxes | | **283,869** | 283,533 |
| | | **2,365,198** | 2,508,721 |
| | | | |
| **SHAREHOLDERS' EQUITY** | | | |
| Shareholders' capital | 7 | **2,602,014** | 2,452,722 |
| Contributed surplus | | **58,350** | 101,788 |
| Accumulated other comprehensive income | | **63,874** | 30,339 |
| Deficit | | **(1,076,506)** | (1,006,386) |
| | | **1,647,732** | 1,578,463 |
| | | **4,012,930** | 4,087,184 |

**APPROVED BY THE BOARD**

*(Signed "Catherine L. Williams")*

Catherine L. Williams, Director

*(Signed "Anthony Marino")*

Anthony Marino, Director

## CONSOLIDATED STATEMENTS OF NET EARNINGS (LOSS) AND COMPREHENSIVE INCOME (LOSS)
## (THOUSANDS OF CANADIAN DOLLARS, EXCEPT SHARE AND PER SHARE AMOUNTS, UNAUDITED)

| | | Three Months Ended | | Six Months Ended | |
|---|---|---|---|---|---|
| | Note | June 30, 2017 | June 30, 2016 | June 30, 2017 | June 30, 2016 |
| **REVENUE** | | | | | |
| Petroleum and natural gas sales | | **271,391** | 212,855 | **532,992** | 390,240 |
| Royalties | | **(17,736)** | (12,355) | **(33,941)** | (26,316) |
| **Petroleum and natural gas revenue** | | **253,655** | 200,500 | **499,051** | 363,924 |
| **EXPENSES** | | | | | |
| Operating | | **63,074** | 52,116 | **115,195** | 107,744 |
| Transportation | | **10,843** | 9,860 | **20,662** | 20,250 |
| Equity based compensation | 9 | **13,896** | 13,267 | **32,634** | 34,104 |
| (Gain) loss on derivative instruments | | **(28,625)** | 50,935 | **(106,639)** | 13,458 |
| Interest expense | | **15,508** | 13,647 | **30,203** | 28,397 |
| General and administration | | **13,167** | 15,493 | **26,318** | 29,070 |
| Foreign exchange (gain) loss | | **(39,597)** | 1,475 | **(37,625)** | 557 |
| Other income | | **(42)** | (42) | **(54)** | (60) |
| Accretion | 5 | **6,748** | 6,025 | **13,130** | 12,134 |
| Depletion and depreciation | 3, 4 | **126,269** | 131,793 | **241,678** | 257,591 |
| Impairment | | **-** | - | **-** | 14,762 |
| | | **181,241** | 294,569 | **335,502** | 518,007 |
| **EARNINGS (LOSS) BEFORE INCOME TAXES** | | **72,414** | (94,069) | **163,549** | (154,083) |
| **TAXES** | | | | | |
| Deferred | | **13,635** | (44,081) | **47,317** | (21,535) |
| Current | | **10,515** | 5,708 | **23,428** | 8,996 |
| | | **24,150** | (38,373) | **70,745** | (12,539) |
| **NET EARNINGS (LOSS)** | | **48,264** | (55,696) | **92,804** | (141,544) |
| **OTHER COMPREHENSIVE INCOME (LOSS)** | | | | | |
| Currency translation adjustments | | **22,357** | (41,526) | **33,535** | (68,856) |
| **COMPREHENSIVE INCOME (LOSS)** | | **70,621** | (97,222) | **126,339** | (210,400) |
| **NET EARNINGS (LOSS) PER SHARE** | | | | | |
| Basic | | **0.40** | (0.48) | **0.78** | (1.24) |
| Diluted | | **0.39** | (0.48) | **0.76** | (1.24) |
| **WEIGHTED AVERAGE SHARES OUTSTANDING ('000s)** | | | | | |
| Basic | | **120,514** | 115,366 | **119,578** | 114,046 |
| Diluted | | **122,660** | 115,366 | **121,488** | 114,046 |

## CONSOLIDATED STATEMENTS OF CASH FLOWS
## (THOUSANDS OF CANADIAN DOLLARS, UNAUDITED)

| | Note | Three Months Ended June 30, 2017 | Three Months Ended June 30, 2016 | Six Months Ended June 30, 2017 | Six Months Ended June 30, 2016 |
|---|---|---|---|---|---|
| **OPERATING** | | | | | |
| Net earnings (loss) | | **48,264** | (55,696) | **92,804** | (141,544) |
| Adjustments: | | | | | |
| Accretion | 5 | **6,748** | 6,025 | **13,130** | 12,134 |
| Depletion and depreciation | 3, 4 | **126,269** | 131,793 | **241,678** | 257,591 |
| Impairment | | **-** | - | **-** | 14,762 |
| Unrealized (gain) loss on derivative instruments | | **(23,283)** | 72,436 | **(103,148)** | 63,382 |
| Equity based compensation | | **13,896** | 13,267 | **32,634** | 34,104 |
| Unrealized foreign exchange (gain) loss | | **(38,616)** | 2,804 | **(34,098)** | 1,234 |
| Unrealized other expense | | **210** | 20 | **240** | 107 |
| Deferred taxes | | **13,635** | (44,081) | **47,317** | (21,535) |
| Asset retirement obligations settled | 5 | **(2,120)** | (2,200) | **(4,369)** | (4,224) |
| Changes in non-cash operating working capital | | **(16,064)** | (720) | **15,387** | (18,480) |
| Cash flows from operating activities | | **128,939** | 123,648 | **301,575** | 197,531 |
| **INVESTING** | | | | | |
| Drilling and development | 3 | **(57,681)** | (71,296) | **(152,845)** | (134,069) |
| Exploration and evaluation | 4 | **(1,194)** | (418) | **(1,919)** | (418) |
| Property acquisitions | 3, 4 | **(993)** | (8,550) | **(3,613)** | (9,420) |
| Changes in non-cash investing working capital | | **(12,039)** | 1,477 | **(4,845)** | (2,610) |
| Cash flows used in investing activities | | **(71,907)** | (78,787) | **(163,222)** | (146,517) |
| **FINANCING** | | | | | |
| Borrowings (repayments) on the revolving credit facility | 6 | **5,269** | (77,893) | **(488,759)** | 191,667 |
| Issuance (repayment) of senior unsecured notes | 6 | **-** | - | **391,906** | (225,000) |
| Decrease in finance lease obligation | | **(1,150)** | (998) | **(2,381)** | (1,893) |
| Cash dividends | | **(48,206)** | (23,562) | **(89,126)** | (48,104) |
| Cash flows used in financing activities | | **(44,087)** | (102,453) | **(188,360)** | (83,330) |
| Foreign exchange gain (loss) on cash held in foreign currencies | | **1,631** | (459) | **2,956** | (4,165) |
| Net change in cash and cash equivalents | | **14,576** | (58,051) | **(47,051)** | (36,481) |
| Cash and cash equivalents, beginning of period | | **1,148** | 63,246 | **62,775** | 41,676 |
| Cash and cash equivalents, end of period | | **15,724** | 5,195 | **15,724** | 5,195 |
| Supplementary information for cash flows from operating activities | | | | | |
| Interest paid | | **10,843** | 19,414 | **23,177** | 40,725 |
| Income taxes paid (refunded) | | **10,101** | (7,869) | **15,109** | (5,479) |

**CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY**
**(THOUSANDS OF CANADIAN DOLLARS, UNAUDITED)**

| | Six Months Ended | |
|---|---|---|
| | June 30, 2017 | June 30, 2016 |
| **SHAREHOLDERS' CAPITAL** | | |
| Balance, beginning of period | **2,452,722** | 2,181,089 |
| Shares issued for the Dividend Reinvestment Plan | **64,747** | 98,506 |
| Vesting of equity based awards | **69,675** | 67,146 |
| Equity based compensation | **6,397** | 5,328 |
| Share-settled dividends on vested equity based awards | **8,473** | 3,242 |
| Balance, end of period | **2,602,014** | 2,355,311 |
| **CONTRIBUTED SURPLUS** | | |
| Balance, beginning of period | **101,788** | 107,946 |
| Equity based compensation | **26,237** | 28,776 |
| Vesting of equity based awards | **(69,675)** | (67,146) |
| Balance, end of period | **58,350** | 69,576 |
| **ACCUMULATED OTHER COMPREHENSIVE INCOME** | | |
| Balance, beginning of period | **30,339** | 113,647 |
| Currency translation adjustments | **33,535** | (68,856) |
| Balance, end of period | **63,874** | 44,791 |
| **DEFICIT** | | |
| Balance, beginning of period | **(1,006,386)** | (544,023) |
| Net earnings (loss) | **92,804** | (141,544) |
| Dividends declared | **(154,451)** | (147,509) |
| Share-settled dividends on vested equity based awards | **(8,473)** | (3,242) |
| Balance, end of period | **(1,076,506)** | (836,318) |
| | | |
| **TOTAL SHAREHOLDERS' EQUITY** | **1,647,732** | 1,633,360 |

Please refer to Financial Statement Note 7 (Shareholders' Capital) and Note 9 (Equity Based Compensation) for additional information.

**NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS**
**FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2017 AND 2016**
**(TABULAR AMOUNTS IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT SHARE AND PER SHARE AMOUNTS, UNAUDITED)**

## 1. BASIS OF PRESENTATION

Vermilion Energy Inc. (the "Company" or "Vermilion") is a corporation governed by the laws of the Province of Alberta and is actively engaged in the business of crude oil and natural gas exploration, development, acquisition and production.

These condensed consolidated interim financial statements are in compliance with International Accounting Standard ("IAS") 34, "Interim financial reporting" and have been prepared using the same accounting policies and methods of computation as Vermilion's consolidated financial statements for the year ended December 31, 2016.

These condensed consolidated interim financial statements should be read in conjunction with Vermilion's consolidated financial statements for the year ended December 31, 2016, which are contained within Vermilion's Annual Report for the year ended December 31, 2016 and are available on SEDAR at www.sedar.com or on Vermilion's website at www.vermilionenergy.com.

These condensed consolidated interim financial statements were approved and authorized for issuance by the Board of Directors of Vermilion on July 25, 2017.

## 2. SEGMENTED INFORMATION

Vermilion's chief operating decision maker regularly reviews fund flows from operations generated by each of Vermilion's operating segments. Fund flows from operations is a measure of profit or loss that provides the chief operating decision maker with the ability to assess the operating segments' profitability and, correspondingly, the ability of each operating segment to fund its share of dividends, asset retirement obligations, and capital investments.

| | Three Months Ended June 30, 2017 | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| **($M)** | **Canada** | **France** | **Netherlands** | **Germany** | **Ireland** | **Australia** | **United States** | **Corporate** | **Total** |
| Drilling and development | 20,599 | 16,543 | 5,973 | 326 | (73) | 9,158 | 5,155 | - | 57,681 |
| Exploration and evaluation | - | 139 | - | - | - | - | - | 1,055 | 1,194 |
| Oil and gas sales to external customers | 83,643 | 63,615 | 19,126 | 16,167 | 36,671 | 48,061 | 4,108 | - | 271,391 |
| Royalties | (8,805) | (6,247) | (296) | (1,228) | - | - | (1,160) | - | (17,736) |
| Revenue from external customers | 74,838 | 57,368 | 18,830 | 14,939 | 36,671 | 48,061 | 2,948 | - | 253,655 |
| Transportation | (3,944) | (3,686) | - | (1,955) | (1,258) | - | - | - | (10,843) |
| Operating | (19,347) | (12,153) | (4,892) | (5,753) | (4,903) | (15,639) | (387) | - | (63,074) |
| General and administration | (3,127) | (3,713) | (560) | (2,099) | (695) | (896) | (1,127) | (950) | (13,167) |
| PRRT | - | - | - | - | - | (6,468) | - | - | (6,468) |
| Corporate income taxes | - | (1,830) | (754) | - | - | (1,192) | - | (271) | (4,047) |
| Interest expense | - | - | - | - | - | - | - | (15,508) | (15,508) |
| Realized gain on derivative instruments | - | - | - | - | - | - | - | 5,342 | 5,342 |
| Realized foreign exchange gain | - | - | - | - | - | - | - | 981 | 981 |
| Realized other income | - | - | - | - | - | - | - | 252 | 252 |
| Fund flows from operations | 48,420 | 35,986 | 12,624 | 5,132 | 29,815 | 23,866 | 1,434 | (10,154) | 147,123 |

| | Three Months Ended June 30, 2016 | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| ($M) | Canada | France | Netherlands | Germany | Ireland | Australia | United States | Corporate | Total |
| Drilling and development | 5,619 | 12,772 | 8,566 | 592 | 2,172 | 39,939 | 1,636 | - | 71,296 |
| Exploration and evaluation | - | - | - | - | - | - | - | 418 | 418 |
| Oil and gas sales to external customers | 61,731 | 61,591 | 23,973 | 6,280 | 23,360 | 33,713 | 2,207 | - | 212,855 |
| Royalties | (3,770) | (6,564) | (396) | (964) | - | - | (661) | - | (12,355) |
| Revenue from external customers | 57,961 | 55,027 | 23,577 | 5,316 | 23,360 | 33,713 | 1,546 | - | 200,500 |
| Transportation | (3,759) | (3,476) | - | (1,051) | (1,574) | - | - | - | (9,860) |
| Operating | (16,460) | (11,265) | (4,306) | (2,506) | (5,177) | (12,100) | (302) | - | (52,116) |
| General and administration | (4,305) | (4,734) | (1,223) | (2,474) | (1,106) | (1,788) | (697) | 834 | (15,493) |
| PRRT | - | - | - | - | - | (144) | - | - | (144) |
| Corporate income taxes | - | (921) | (3,260) | - | - | (1,126) | - | (257) | (5,564) |
| Interest expense | - | - | - | - | - | - | - | (13,647) | (13,647) |
| Realized gain on derivative instruments | - | - | - | - | - | - | - | 21,501 | 21,501 |
| Realized foreign exchange gain | - | - | - | - | - | - | - | 1,329 | 1,329 |
| Realized other income | - | - | - | - | - | - | - | 62 | 62 |
| Fund flows from operations | 33,437 | 34,631 | 14,788 | (715) | 15,503 | 18,555 | 547 | 9,822 | 126,568 |

| | Six Months Ended June 30, 2017 | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| ($M) | Canada | France | Netherlands | Germany | Ireland | Australia | United States | Corporate | Total |
| Total assets | 1,532,263 | 830,551 | 203,918 | 294,665 | 707,000 | 261,176 | 77,824 | 105,533 | 4,012,930 |
| Drilling and development | 78,056 | 37,459 | 7,685 | 1,232 | (877) | 12,596 | 16,694 | - | 152,845 |
| Exploration and evaluation | - | 139 | - | - | - | - | - | 1,780 | 1,919 |
| Oil and gas sales to external customers | 159,143 | 123,225 | 45,888 | 34,135 | 81,319 | 83,048 | 6,234 | - | 532,992 |
| Royalties | (17,304) | (11,567) | (715) | (2,596) | - | - | (1,759) | - | (33,941) |
| Revenue from external customers | 141,839 | 111,658 | 45,173 | 31,539 | 81,319 | 83,048 | 4,475 | - | 499,051 |
| Transportation | (8,047) | (6,718) | - | (3,440) | (2,457) | - | - | - | (20,662) |
| Operating | (36,017) | (23,522) | (9,733) | (10,674) | (8,902) | (25,675) | (672) | - | (115,195) |
| General and administration | (4,825) | (6,783) | (1,156) | (3,979) | (1,133) | (3,326) | (2,132) | (2,984) | (26,318) |
| PRRT | - | - | - | - | - | (11,902) | - | - | (11,902) |
| Corporate income taxes | - | (6,812) | (1,661) | - | - | (2,588) | - | (465) | (11,526) |
| Interest expense | - | - | - | - | - | - | - | (30,203) | (30,203) |
| Realized gain on derivative instruments | - | - | - | - | - | - | - | 3,491 | 3,491 |
| Realized foreign exchange gain | - | - | - | - | - | - | - | 3,527 | 3,527 |
| Realized other income | - | - | - | - | - | - | - | 294 | 294 |
| Fund flows from operations | 92,950 | 67,823 | 32,623 | 13,446 | 68,827 | 39,557 | 1,671 | (26,340) | 290,557 |

| | Six Months Ended June 30, 2016 | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| ($M) | Canada | France | Netherlands | Germany | Ireland | Australia | United States | Corporate | Total |
| Total assets | 1,542,342 | 811,724 | 180,403 | 152,627 | 809,690 | 263,723 | 52,651 | 131,625 | 3,944,785 |
| Drilling and development | 35,390 | 26,235 | 11,562 | 1,131 | 5,248 | 47,766 | 6,737 | - | 134,069 |
| Exploration and evaluation | - | - | - | - | - | - | - | 418 | 418 |
| Oil and gas sales to external customers | 117,841 | 109,716 | 51,259 | 13,972 | 40,364 | 53,648 | 3,440 | - | 390,240 |
| Royalties | (9,268) | (13,330) | (856) | (1,831) | - | - | (1,031) | - | (26,316) |
| Revenue from external customers | 108,573 | 96,386 | 50,403 | 12,141 | 40,364 | 53,648 | 2,409 | - | 363,924 |
| Transportation | (7,910) | (7,189) | - | (1,938) | (3,213) | - | - | - | (20,250) |
| Operating | (37,803) | (25,585) | (10,282) | (5,099) | (8,803) | (19,591) | (581) | - | (107,744) |
| General and administration | (6,781) | (9,410) | (1,996) | (4,902) | (2,294) | (3,113) | (1,829) | 1,255 | (29,070) |
| PRRT | - | - | - | - | - | (272) | - | - | (272) |
| Corporate income taxes | - | (955) | (5,460) | - | - | (1,903) | - | (406) | (8,724) |
| Interest expense | - | - | - | - | - | - | - | (28,397) | (28,397) |
| Realized gain on derivative instruments | - | - | - | - | - | - | - | 49,924 | 49,924 |
| Realized foreign exchange gain | - | - | - | - | - | - | - | 677 | 677 |
| Realized other income | - | - | - | - | - | - | - | 167 | 167 |
| Fund flows from operations | 56,079 | 53,247 | 32,665 | 202 | 26,054 | 28,769 | (1) | 23,220 | 220,235 |

**Reconciliation of fund flows from operations to net earnings (loss)**

| | Three Months Ended | | Six Months Ended | |
|---|---|---|---|---|
| ($M) | June 30, 2017 | June 30, 2016 | June 30, 2017 | June 30, 2016 |
| Fund flows from operations | **147,123** | 126,568 | **290,557** | 220,235 |
| Accretion | **(6,748)** | (6,025) | **(13,130)** | (12,134) |
| Depletion and depreciation | **(126,269)** | (131,793) | **(241,678)** | (257,591) |
| Impairment | **-** | - | **-** | (14,762) |
| Unrealized gain (loss) on derivative instruments | **23,283** | (72,436) | **103,148** | (63,382) |
| Equity based compensation | **(13,896)** | (13,267) | **(32,634)** | (34,104) |
| Unrealized foreign exchange gain (loss) | **38,616** | (2,804) | **34,098** | (1,234) |
| Unrealized other expense | **(210)** | (20) | **(240)** | (107) |
| Deferred taxes | **(13,635)** | 44,081 | **(47,317)** | 21,535 |
| Net earnings (loss) | **48,264** | (55,696) | **92,804** | (141,544) |

## 3. CAPITAL ASSETS

The following table reconciles the change in Vermilion's capital assets:

| ($M) | 2017 |
|---|---|
| **Balance at January 1** | 3,433,245 |
| Additions | 152,845 |
| Property acquisitions | 3,573 |
| Changes in asset retirement obligations | (1,598) |
| Depletion and depreciation | (237,869) |
| Foreign exchange | 87,985 |
| **Balance at June 30** | 3,438,181 |

## 4. EXPLORATION AND EVALUATION ASSETS

The following table reconciles the change in Vermilion's exploration and evaluation assets:

| ($M) | 2017 |
|---|---|
| **Balance January 1** | 274,830 |
| Additions | 1,919 |
| Property acquisitions | 40 |
| Changes in asset retirement obligations | 4 |
| Depreciation | (4,826) |
| Foreign exchange | 1,990 |
| **Balance June 30** | 273,957 |

## 5. ASSET RETIREMENT OBLIGATIONS

The following table reconciles the change in Vermilion's asset retirement obligations:

| ($M) | 2017 |
|---|---|
| **Balance at January 1** | 525,022 |
| Additional obligations recognized | 1,151 |
| Changes in estimates | (112) |
| Obligations settled | (4,369) |
| Accretion | 13,130 |
| Changes in discount rates | (2,633) |
| Foreign exchange | 18,214 |
| **Balance at June 30** | 550,403 |

## 6. LONG-TERM DEBT

The following table summarizes Vermilion's outstanding long-term debt:

| | As at | |
|---|---|---|
| ($M) | June 30, 2017 | Dec 31, 2016 |
| Revolving credit facility | **879,169** | 1,362,192 |
| Senior unsecured notes | **383,066** | - |
| Long-term debt | **1,262,235** | 1,362,192 |

The fair value of the revolving credit facility is equal to its carrying value due to the use of short-term borrowing instruments at market rates of interest. The fair value of the senior unsecured notes as at June 30, 2017 is $386.7 million.

The following table reconciles the change in Vermilion's long-term debt:

| ($M) | 2017 |
|---|---|
| **Balance at January 1** | 1,362,192 |
| Repayments on the revolving credit facility | (488,759) |
| Issuance of senior unsecured notes | 391,906 |
| Amortization of transaction costs and prepaid interest | 624 |
| Foreign exchange | (3,728) |
| **Balance at June 30** | 1,262,235 |

### Revolving Credit Facility

At June 30, 2017, Vermilion had in place a bank revolving credit facility maturing May 31, 2021 with the following terms:

| | As at | |
|---|---|---|
| ($M) | June 30, 2017 | Dec 31, 2016 |
| Total facility amount | **1,400,000** | 2,000,000 |
| Amount drawn | **(879,169)** | (1,362,192) |
| Letters of credit outstanding | **(4,500)** | (20,100) |
| Unutilized capacity | **516,331** | 617,708 |

The facility is extendable from time to time at the option of the lenders and upon notice from Vermilion. If no extension is granted by the lenders, the amounts owing pursuant to the facility are due at the maturity date. The facility is secured by various fixed and floating charges against the subsidiaries of Vermilion. The facility bears interest at a rate applicable to demand loans plus applicable margins. As at June 30, 2017, a 1% increase in the average Canadian prime interest rate would decrease comprehensive income before tax by $4.5 million (and vice versa).

In April 2017, as a result of proceeds from the issuance of the senior unsecured notes and projected liquidity requirements, Vermilion elected to reduce the total facility amount from $2.0 billion to $1.4 billion.

As at June 30, 2017, the revolving credit facility was subject to the following financial covenants:

| | | As at | |
|---|---|---|---|
| Financial covenant | Limit | June 30, 2017 | Dec 31, 2016 |
| Consolidated total debt to consolidated EBITDA | 4.0 | **1.91** | 2.36 |
| Consolidated total senior debt to consolidated EBITDA | 3.5 | **1.30** | 2.32 |
| Consolidated total senior debt to total capitalization | 55% | **30%** | 46% |

The financial covenants include financial measures defined within the revolving credit facility agreement that are not defined under International Financial Reporting Standards. These financial measures are defined by the revolving credit facility agreement as follows:

- Consolidated total debt: Includes all amounts classified as “Long-term debt” and “Finance lease obligation”.
- Consolidated total senior debt: Defined as consolidated total debt excluding unsecured and subordinated debt.
- Consolidated EBITDA: Defined as consolidated net earnings before interest, income taxes, depreciation, accretion and certain other non-cash items.
- Total capitalization: Includes all amounts on the balance sheet classified as “Shareholders’ equity” plus consolidated total debt as defined above.

As at June 30, 2017 and December 31, 2016, Vermilion was in compliance with the above covenants.

**Senior Unsecured Notes**

On March 13, 2017, Vermilion issued US $300.0 million of senior unsecured notes at par. The notes bear interest at a rate of 5.625% per annum, to be paid semi-annually on March 15 and September 15, and mature on March 15, 2025. As direct senior unsecured obligations of Vermilion, the notes rank equally with existing and future senior indebtedness of the Company.

The senior unsecured notes were recognized at amortized cost and include the transaction costs directly related to the issuance.

Vermilion may, at its option, redeem the notes prior to maturity as follows:

- Prior to March 15, 2020, Vermilion may redeem up to 35% of the original principal amount of the senior unsecured notes with the proceeds of certain equity offerings by the Company at a redemption price of 105.625% of the principal amount plus any accrued and unpaid interest to the applicable redemption date.
- Prior to March 15, 2020, Vermilion may redeem some or all of the senior unsecured notes at a price equal to 100% of the principal amount of the senior unsecured notes, plus an applicable premium and any accrued and unpaid interest.
- On or after March 15, 2020, Vermilion may redeem some or all of the senior unsecured notes at the redemption prices set forth in the following table plus any accrued and unpaid interest.

| Year | Redemption price |
|---|---:|
| 2020 | 104.219% |
| 2021 | 102.819% |
| 2022 | 101.406% |
| 2023 and thereafter | 100.000% |

## 7. SHAREHOLDERS’ CAPITAL

The following table reconciles the change in Vermilion’s shareholders’ capital:

| Shareholders’ Capital | Shares ('000s) | Amount ($M) |
|---|---:|---:|
| **Balance as at January 1** | 118,263 | 2,452,722 |
| Shares issued for the Dividend Reinvestment Plan | 1,325 | 64,747 |
| Vesting of equity based awards | 1,059 | 69,675 |
| Shares issued for equity based compensation | 130 | 6,397 |
| Share-settled dividends on vested equity based awards | 170 | 8,473 |
| **Balance as at June 30** | 120,947 | 2,602,014 |

Dividends declared to shareholders for the six months ended June 30, 2017 were $154.5 million (2016 - $147.5 million).

Subsequent to the end of the period and prior to the condensed consolidated interim financial statements being authorized for issue, Vermilion declared dividends totalling $26.1 million or $0.215 per share.

## 8. CAPITAL DISCLOSURES

Vermilion defines capital as net debt (long-term debt plus net working capital) and shareholders' capital.

In managing capital, Vermilion reviews whether fund flows from operations is sufficient to fund capital expenditures, dividends, and asset retirement obligations.

The following table calculates Vermilion's ratio of net debt to annualized fund flows from operations:

| | Three Months Ended | | Six Months Ended | |
|---|---|---|---|---|
| **($M except as indicated)** | **June 30, 2017** | **June 30, 2016** | **June 30, 2017** | **June 30, 2016** |
| Long-term debt | **1,262,235** | 1,349,366 | **1,262,235** | 1,349,366 |
| Current liabilities | **247,768** | 278,831 | **247,768** | 278,831 |
| Current assets | **(195,237)** | (229,247) | **(195,237)** | (229,247) |
| Net debt | **1,314,766** | 1,398,950 | **1,314,766** | 1,398,950 |
| | | | | |
| Fund flows from operations | **147,123** | 126,568 | **290,557** | 220,235 |
| Annualized fund flows from operations | **588,492** | 506,272 | **581,114** | 440,470 |
| | | | | |
| Ratio of net debt to annualized fund flows from operations | **2.2** | 2.8 | **2.3** | 3.2 |

## 9. EQUITY BASED COMPENSATION

The following table summarizes the number of awards outstanding under the Vermilion Incentive Plan ("VIP"):

| **Number of Awards ('000s)** | **2017** |
|---|---|
| Opening balance | **1,738** |
| Granted | **524** |
| Vested | **(539)** |
| Forfeited | **(27)** |
| Closing balance | **1,696** |

**10. FINANCIAL INSTRUMENTS**

The following table summarizes the increase (positive values) or decrease (negative values) to comprehensive income before tax due to a change in the value of Vermilion's financial instruments as a result of a change in the relevant market risk variable. This analysis does not attempt to reflect any interdependencies between the relevant risk variables.

| ($M) | June 30, 2017 |
|---|---|
| **Currency risk - Euro to Canadian** | |
| 5% increase in strength of the Canadian dollar against the Euro | (1,468) |
| 5% decrease in strength of the Canadian dollar against the Euro | 1,468 |
| **Currency risk - US $ to Canadian** | |
| 5% increase in strength of the Canadian dollar against the US $ | (13,821) |
| 5% decrease in strength of the Canadian dollar against the US $ | 13,821 |
| **Commodity price risk** | |
| US $5.00/bbl increase in crude oil price used to determine the fair value of derivatives | (16,700) |
| US $5.00/bbl decrease in crude oil price used to determine the fair value of derivatives | 18,636 |
| € 0.5/GJ increase in European natural gas price used to determine the fair value of derivatives | (31,202) |
| € 0.5/GJ decrease in European natural gas price used to determine the fair value of derivatives | 37,920 |

The above table shows the before tax effect on comprehensive income for a 5% change in the US dollar to Canadian dollar exchange rate based on derivative instruments, long-term debt, and other financial instruments as at June 30, 2017. A 5% increase in the strength of the Canadian dollar against the US dollar would result in a $13.8 million decrease to comprehensive income before tax due to the impact of US $0.6 billion notional of cross currency interest rate swaps outstanding as at June 30, 2017 and effective for July 2017.

Subsequent to June 30, 2017, Vermilion repaid $0.6 billion of borrowings on the revolving credit facility bearing interest at CDOR (Canadian Dollar Offered Rate) plus applicable margins and simultaneously borrowed US $0.5 billion on the revolving credit facility bearing interest at LIBOR plus applicable margins. As this transaction occurred subsequent to the balance sheet date, it is not included in the calculations shown in the above table. If included, a 5% increase in strength of the Canadian dollar against the US dollar as at June 30, 2017 would increase comprehensive income before tax by $18.2 million (and vice versa).

## DIRECTORS

Lorenzo Donadeo [1]
Calgary, Alberta

Larry J. Macdonald [2, 3, 4, 5]
Chairman & CEO, Point Energy Ltd.
Calgary, Alberta

Stephen P. Larke [3, 4]
Calgary, Alberta

Loren M. Leiker [6]
Houston, Texas

William F. Madison [5, 6]
Sugar Land, Texas

Timothy R. Marchant [5, 6]
Calgary, Alberta

Anthony Marino
Calgary, Alberta

Robert Michaleski [3, 4]
Calgary, Alberta

Sarah E. Raiss [4, 5]
Calgary, Alberta

William Roby [5, 6]
Katy, Texas

Catherine L. Williams [3, 4]
Calgary, Alberta

[1] Chairman of the Board
[2] Lead Director
[3] Audit Committee
[4] Governance and Human Resources Committee
[5] Health, Safety and Environment Committee
[6] Independent Reserves Committee

## ABBREVIATIONS

| | |
|---|---|
| $M | thousand dollars |
| $MM | million dollars |
| AECO | the daily average benchmark price for natural gas at the AECO 'C' hub in Alberta |
| bbl(s) | barrel(s) |
| bbls/d | barrels per day |
| boe | barrel of oil equivalent, including: crude oil, condensate, natural gas liquids, and natural gas (converted on the basis of one boe for six mcf of natural gas) |
| boe/d | barrel of oil equivalent per day |
| GJ | gigajoules |
| HH | Henry Hub, a reference price paid for natural gas in US dollars at Erath, Louisiana |
| mbbls | thousand barrels |
| mcf | thousand cubic feet |
| mmbtu | million British thermal units |
| mmcf/d | million cubic feet per day |
| MWh | megawatt hour |
| NBP | the reference price paid for natural gas in the United Kingdom at the National Balancing Point Virtual Trading Point. |
| NGLs | natural gas liquids, which includes butane, propane, and ethane |
| PRRT | Petroleum Resource Rent Tax, a profit based tax levied on petroleum projects in Australia |
| TTF | the price for natural gas in the Netherlands at the Title Transfer Facility Virtual Trading Point. |
| WTI | West Texas Intermediate, the reference price paid for crude oil of standard grade in US dollars at Cushing, Oklahoma |

## OFFICERS AND KEY PERSONNEL

***CANADA***
Anthony Marino
President & Chief Executive Officer
Curtis W. Hicks
Executive Vice President & Chief Financial Officer

Mona Jasinski
Executive Vice President, People and Culture

Michael Kaluza
Executive Vice President & Chief Operating Officer

Dion Hatcher
Vice President Canada Business Unit

Terry Hergott
Vice President Marketing

Daniel Goulet
Director Corporate HSE

Bryce Kremnica
Director Field Operations – Canada Business Unit

Kyle Preston
Director Investor Relations

Mike Prinz
Director Information Technology & Information Systems

Jenson Tan
Director Business Development

Robert (Bob) J. Engbloom
Corporate Secretary

***UNITED STATES***
Daniel G. Anderson
Managing Director – U.S. Business Unit

Timothy R. Morris
Director U.S. Business Development – U.S. Business Unit

***EUROPE***
Gerard Schut
Vice President European Operations

Darcy Kerwin
Managing Director - France Business Unit

Scott Seatter
Managing Director - Netherlands Business Unit

Albrecht Moehring
Managing Director - Germany Business Unit

Bryan Sralla
Managing Director - Central & Eastern Europe Business Unit

***AUSTRALIA***
Bruce D. Lake
Managing Director - Australia Business Unit

## AUDITORS

Deloitte LLP
Calgary, Alberta

## BANKERS

The Toronto-Dominion Bank

Bank of Montreal

Canadian Imperial Bank of Commerce

National Bank of Canada

Royal Bank of Canada

The Bank of Nova Scotia

Alberta Treasury Branches

Bank of America N.A., Canada Branch

BNP Paribas, Canada Branch

Citibank N.A., Canadian Branch - Citibank Canada

HSBC Bank Canada

JPMorgan Chase Bank, N.A., Toronto Branch

La Caisse Centrale Desjardins du Québec

Wells Fargo Bank N.A., Canadian Branch

Barclays Bank PLC

Canadian Western Bank

Goldman Sachs Lending Partners LLC

## EVALUATION ENGINEERS

GLJ Petroleum Consultants Ltd.
Calgary, Alberta

## LEGAL COUNSEL

Norton Rose Fulbright Canada LLP
Calgary, Alberta

## TRANSFER AGENT

Computershare Trust Company of Canada

## STOCK EXCHANGE LISTINGS

The Toronto Stock Exchange ("VET")
The New York Stock Exchange ("VET")

## INVESTOR RELATIONS

Kyle Preston
Director Investor Relations
403-476-8431 TEL
403-476-8100 FAX
1-866-895-8101 IR TOLL FREE
investor_relations@vermilionenergy.com

EXCELLENCE

We aim for exceptional results in everything we do.

TRUST

At Vermilion, we operate with honesty and fairness, and can be counted on to do what we say we will.

RESPECT

We embrace diversity, value our people and believe every employee and business associate worldwide deserves to be treated with the utmost dignity and respect.

RESPONSIBILITY

Vermilion continually shows its commitment to the care of our people and environment, and enrichment of the communities in which we live and work.


VERMILION
ENERGY



Vermilion Energy Inc.
3500, 520 3rd Avenue SW
Calgary, Alberta T2P 0R3

Telephone: 1.403.269.4884
Facsimile: 1.403.476.8100
IR Toll Free: 1.866.895.8101
investor_relations@vermilionenergy.com

vermilionenergy.com